Form 10-K, Exhibit 13
period 1998-01-03
METRIKA SYSTEMS CORP
filed 1998-03-13
CIK 1030054

Exhibit 13




















                           METRIKA SYSTEMS CORPORATION

                        Consolidated Financial Statements

                                      1997
PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per
    share amounts)                             1997        1996        1995
    -----------------------------------------------------------------------
    Revenues (Note 10)                      $56,714     $52,047     $46,032
                                            -------     -------     -------

    Costs and Operating Expenses:
      Cost of revenues                       29,928      28,527      25,767
      Selling, general, and administrative
        expenses (Note 7)                    14,367      13,395      11,640
      Research and development expenses       3,815       3,024       2,580
                                            -------     -------     -------
                                             48,110      44,946      39,987
                                            -------     -------     -------

    Operating Income                          8,604       7,101       6,045

    Interest Income                           2,013         101          21
    Interest Expense (Note 7)                  (838)       (796)     (1,146)
                                            -------     -------     -------
    Income Before Provision for Income
      Taxes                                   9,779       6,406       4,920
    Provision for Income Taxes (Note 6)       3,920       2,561       2,068
                                            -------     -------     -------
    Net Income                              $ 5,859     $ 3,845     $ 2,852
                                            =======     =======     =======
    Basic and Diluted Earnings per Share
      (Note 11):                            $   .82     $   .76     $   .57
                                            =======     =======     =======
    Weighted Average Shares (Note 11):
       Basic                                  7,143       5,032       5,000
                                            =======     =======     =======
       Diluted                                7,147       5,032       5,000
                                            =======     =======     =======


    The accompanying notes are an integral part of these consolidated financial statements.



                                        2PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                         $ 44,044    $ 20,229
      Available-for-sale investments, at quoted market
        value (amortized cost of $6,231)                   6,245           -
      Accounts receivable, less allowances of $671 and
        $440                                              17,377      10,896
      Unbilled contract costs and fees                     2,476       1,706
      Inventories                                          7,145       6,347
      Prepaid income taxes and other current assets
        (Note 6)                                           1,621       1,457
                                                        --------    --------
                                                          78,908      40,635
                                                        --------    --------
    Property, Plant, and Equipment, at Cost, Net          10,373      12,100
                                                        --------    --------
    Other Assets                                             727         926
                                                        --------    --------
    Cost in Excess of Net Assets of Acquired
      Companies (Note 3)                                  12,944      13,105
                                                        --------    --------
                                                        $102,952    $ 66,766
                                                        ========    ========








                                        3PAGE

    Metrika Systems Corporation                     1997 Financial Statements

    (In thousands except share amounts)                     1997        1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable and current maturities of
        long-term obligation (Note 8)                   $  9,895    $ 11,578
      Accounts payable                                     2,308       2,463
      Accrued payroll and employee benefits                2,322       2,225
      Accrued income taxes                                 2,445         597
      Customer deposits                                    3,576       3,377
      Accrued installation and warranty costs              2,132       1,350
      Other accrued expenses                               4,071       3,023
      Due to parent company and affiliated
        companies (Note 7)                                 4,184       7,317
                                                        --------    --------
                                                          30,933      31,930
                                                        --------    --------

    Accrued Pension Costs (Note 4)                         4,356       4,752
                                                        --------    --------
    Long-term Obligation (Note 8)                          3,858       5,223
                                                        --------    --------
    Commitments (Note 9)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.01 par value, 25,000,000 shares
        authorized; 8,267,828 and 5,967,828 shares
        issued and outstanding                                83          60
      Capital in excess of par value                      58,555      26,050
      Retained earnings                                    6,157         298
      Cumulative translation adjustment                     (999)     (1,547)
      Net unrealized gain on available-for-sale
        investments (Note 2)                                   9           -
                                                        --------    --------
                                                          63,805      24,861
                                                        --------    --------
                                                        $102,952    $ 66,766
                                                        ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.



                                        4PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Operating Activities:
     Net income                                 $ 5,859   $ 3,845   $ 2,852
     Adjustments to reconcile net income to
        net cash provided by operating
        activities:
          Depreciation and amortization           1,630     1,792     1,866
          Provision for losses on accounts
            receivable                              633         -       225
          Deferred income tax expense               482        69       357
          Other noncash items                       104       (87)      597
         Changes in current accounts,
           excluding the effects of
            acquisition:
              Accounts receivable                (6,987)      307    (2,031)
              Inventories and unbilled contract
                costs and fees                   (1,323)    2,708    (1,905)
              Other current assets                 (162)      208      (555)
              Accounts payable                     (190)      842       458
              Other current liabilities           3,053    (1,878)    2,661
                                                -------   -------   -------
    Net cash provided by operating activities     3,099     7,806     4,525
                                                -------   -------   -------

    Investing Activities:
      Acquisition, net of cash acquired
        (Note 3)                                 (1,344)        -         -
      Purchases of available-for-sale
        investments                              (6,091)        -         -
      Purchases of property, plant, and
        equipment                                  (674)     (671)     (910)
      Other                                          63        26        28
                                                -------   -------   -------
    Net cash used in investing activities       $(8,046)  $  (645)  $  (882)
                                                -------   -------   -------



                                        5PAGE

    Metrika Systems Corporation                     1997 Financial Statements

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of Company
        common stock (Note 5)                   $32,528   $13,528   $     -
      Net transfers to parent company prior to
        capitalization of the Company                 -    (2,398)   (6,020)
      Increase (decrease) in due to parent
        company and affiliated companies         (1,770)    2,683     1,418
      Increase (decrease) in short-term
        obligations                                (489)   (1,886)    2,855
     Repayment of long-term obligation             (662)     (791)     (694)
                                                -------   -------   -------
    Net cash provided by (used in)
      financing activities                       29,607    11,136    (2,441)
                                                -------   -------   -------
    Exchange Rate Effect on Cash                   (845)      630    (1,084)
                                                -------   -------   -------
    Increase in Cash and Cash Equivalents        23,815    18,927       118
    Cash and Cash Equivalents at Beginning of
      Year                                       20,229     1,302     1,184
                                                -------   -------   -------
    Cash and Cash Equivalents at End of Year    $44,044   $20,229   $ 1,302
                                                =======   =======   =======
    Cash Paid For:
      Interest                                  $   749   $   794   $ 1,144
      Income taxes                              $ 2,314   $   393   $    55

    Noncash Activities:
      Fair value of assets of acquired
        company                                 $ 2,387   $     -   $     -
      Cash paid for acquired company             (1,347)        -         -
                                                -------   -------   -------
        Liabilities assumed of acquired
          company                               $ 1,040   $     -   $     -
                                                =======   =======   =======


    The accompanying notes are an integral part of these consolidated financial statements.


                                        6PAGE

    Metrika Systems Corporation                     1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                           1997         1996          1995
    ------------------------------------------------------------------------
    Common Stock, $.01 Par Value
      Balance at beginning of year       $     60     $      -      $      -
      Capitalization of the Company             -           50             -
      Net proceeds from issuance of
        Company common stock (Note 5)          23           10             -
                                         --------     --------      --------
      Balance at end of year                   83           60             -
                                         --------     --------      --------
    Capital in Excess of Par Value
      Balance at beginning of year         26,050            -             -
      Capitalization of the Company             -       12,532             -
      Net proceeds from issuance of
        Company common stock (Note 5)      32,505       13,518             -
                                         --------     --------      --------
      Balance at end of year               58,555       26,050             -
                                         --------     --------      --------
    Retained Earnings
      Balance at beginning of year            298            -             -
      Net income                            5,859          298             -
                                         --------     --------      --------
      Balance at end of year                6,157          298             -
                                         --------     --------      --------
    Cumulative Translation Adjustment
      Balance at beginning of year         (1,547)      (2,051)         (506)
      Translation adjustment                  548          504        (1,545)
                                         --------     --------      --------
      Balance at end of year                 (999)      (1,547)       (2,051)
                                         --------     --------      --------
    Net Unrealized Gain on
      Available-for-sale Investments
      Balance at beginning of year              -            -             -
      Change in net unrealized gain on
        available-for-sale investments          9            -             -
                                         --------     --------      --------
      Balance at end of year                    9            -             -
                                         --------     --------      --------
    Net Parent Company Investment
      Balance at beginning of year              -       11,433        14,601
      Net income prior to capitalization
        of the Company                          -        3,547         2,852
      Net transfer to parent company
        prior to capitalization of the
        Company                                 -       (2,398)       (6,020)
      Capitalization of the Company             -      (12,582)            -
                                         --------     --------      --------
      Balance at end of year                    -            -        11,433
                                         --------     --------      --------
    Total Shareholders' Investment       $ 63,805     $ 24,861      $  9,382
                                         ========     ========      ========
    The accompanying notes are an integral part of these consolidated financial statements.
                                        7PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Metrika Systems Corporation (the Company) develops, manufactures, and markets on-line process optimization systems that employ proprietary ultra high-speed advanced scientific measurement technologies for applications in raw-materials analysis and finished-materials quality control. The Company manufactures process optimization systems that provide real-time, nondestructive analysis of the composition of raw materials in basic-materials production processes, including coal, cement, and minerals. The Company also manufactures advanced systems that are used to measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste.
    Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation

        The Company operated as two divisions of Thermo Instrument Systems Inc. until its incorporation as a Delaware corporation in November 1996. In connection with the Company's incorporation, Thermo Instrument transferred to the Company the assets, liabilities, and businesses of its Gamma-Metrics subsidiary and Radiometrie division in exchange for 5,000,000 shares of the Company's common stock. As of January 3, 1998, Thermo Instrument owned 5,000,000 shares of the Company's common stock, representing 60% of such stock outstanding. As of January 3, 1998, Thermo Instrument is an 82% owned subsidiary of Thermo Electron Corporation.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Revenue Recognition
        Generally, the Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Revenues and profits on contracts, which due to their complexity extend over multiple quarterly reporting periods, are recognized using the percentage-of-completion method. Such contracts include all manufacturing contracts of the Company's on-line finished-materials quality-control business, which commonly are of 5 to 10 months duration, as well as certain contracts of similar duration or longer at the Company's on-line raw-materials analysis business. Revenues recorded under the percentage-of-completion method were $20,421,000 in 1997, $18,611,000 in 1996, and $17,523,000 in

                                        8PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    1995. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers upon the attainment of certain milestones in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company, Thermo Instrument, and Thermo Electron entered into a tax allocation agreement under which the Company and Thermo Instrument were included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provided that in years in which the Company had taxable income, it would pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Subsequent to the Company's initial public offering in June 1997, Thermo Instrument's ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own federal income tax returns.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 11). As a result, all previously reported earnings per share have been restated and the Company is required to report diluted earnings per share. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. For periods prior to the Company's November 1996 capitalization, shares issued in connection with such capitalization have been shown as outstanding for purposes of computing earnings per share. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects.
                                        9PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock Split
        In May 1997, the Company declared and effected a one-for-two reverse stock split. All share and per share information has been restated to reflect the stock split.

    Cash and Cash Equivalents
        At year-end 1997 and 1996, $40,173,000 and $15,672,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1997 and 1996, cash equivalents also included investments in interest-bearing accounts at the Company's foreign operations, which have an original maturity of three months or less. Cash and cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:


    (In thousands)                                          1997      1996
    -----------------------------------------------------------------------
    Raw material and supplies                             $4,077    $4,207
    Work in process                                        2,416     1,230
    Finished goods                                           652       910
                                                          ------    ------
                                                          $7,145    $6,347
                                                          ======    ======



                                       10PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                            1997      1996
    ------------------------------------------------------------------------
    Land                                                   $ 1,613   $ 1,861
    Buildings                                                7,534     8,594
    Machinery, equipment, and leasehold improvements         5,622     5,501
                                                           -------   -------
                                                            14,769    15,956
    Less: Accumulated depreciation and amortization          4,396     3,856
                                                           -------   -------
                                                           $10,373   $12,100
                                                           =======   =======

    Other Assets
        Other assets in the accompanying balance sheet consist primarily of acquired technology and the cost of acquired patents that are being amortized using the straight-line method over their estimated useful lives, ranging from 5 to 20 years. Accumulated amortization was $1,371,000 and $1,169,000 at year-end 1997 and 1996, respectively.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $2,007,000 and $1,627,000 at year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

                                       11PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Fair Value of Financial Instruments
        The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable and current maturities of long-term obligation, accounts payable, due to parent company and affiliated companies, and long-term obligation. Available-for-sale investments are carried at fair value in the accompanying balance sheet (Note 2). The fair values were determined based on quoted market prices. The Company's long-term obligation bears interest at a variable market rate, therefore the carrying amount approximates fair value (Note 8). The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments."
        The aggregate market value, cost basis, and gross unrealized gains of available-for-sale investments by major security type are as follows:

                                                                       Gross
                                              Market        Cost  Unrealized
    (In thousands)                             Value       Basis       Gains
    ------------------------------------------------------------------------
    1997
    Corporate bonds                           $6,105      $6,091     $   14
    Other                                        140         140          -
                                              ------      ------     ------
                                              $6,245      $6,231     $   14
                                              ======      ======     ======

                                       12PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

        All of the Company's available-for-sale investments in the accompanying 1997 balance sheet had contractual maturities of one year or less. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company, the issuer, or both, to redeem these securities at an earlier date.

    3.  Acquisition

        On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries Inc. (Autometrics) for $1,347,000 in cash. Autometrics is a manufacturer and marketer of on-line analysis instruments for the minerals-processing industry.
        The acquisition has been accounted for using the purchase method of accounting and its results of operations have been included in the accompanying financial statements from its date of acquisition. The cost of the acquisition exceeded the estimated fair value of the acquired net assets by $400,000, which is being amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired.
        Based on unaudited data, the following table presents selected financial information for the Company and Autometrics on a pro forma basis, assuming the companies had been combined since the beginning of 1996.

    (In thousands except
    per share amount)                                                  1996
    -----------------------------------------------------------------------
    Revenues                                                        $54,746
    Net income                                                        3,170
    Basic and diluted earnings per share                                .63

        The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisition of Autometrics been made at the beginning of 1996.





                                       13PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        In November 1996, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted prior to the Company's initial public offering became exercisable in September 1997. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.
        A summary of the Company's stock option activity is as follows:

                                                              1997
                                                      --------------------
                                                                  Weighted
                                                      Number       Average
                                                          of      Exercise
    (Shares in thousands)                             Shares         Price
    ----------------------------------------------------------------------
    Options outstanding, beginning of year                -         $    -

      Granted                                           303          15.00

      Forfeited                                          (2)         15.00
                                                        ---
    Options outstanding, end of year                    301         $15.00
                                                        ===         ======
    Options exercisable                                 301         $15.00
                                                        ===         ======
    Options available for grant                          49
                                                        ===

                                       14PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        As of January 3, 1998, the options outstanding were exercisable at prices ranging from $15.00 to $15.34 and had a weighted-average remaining contractual life of 8.3 years.

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of Thermo Instrument's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1997 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                             1997
    ------------------------------------------------------------------------
    Net income:
      As reported                                                    $5,859
      Pro forma                                                       5,712

    Basic and diluted earnings per share:
      As reported                                                       .82
      Pro forma                                                         .80

        Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

                                       15PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        The weighted average fair value per share of options granted in 1997 was $7.51. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                       1997
    ------------------------------------------------------------------------
    Volatility                                                          29%
    Risk-free interest rate                                            6.2%
    Expected life of options                                      8.3 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    401(k) Savings Plan
        Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense $215,000, $176,000, and $178,000 in 1997, 1996, and 1995, respectively.

    Defined Benefit Pension Plan
        The Company's German subsidiary has a defined benefit pension plan covering substantially all of its full-time employees. Benefits are based on a percentage of eligible earnings for each year of service in excess of ten.
        Net periodic pension costs included the following components:

    (In thousands)                                    1997     1996    1995
    ------------------------------------------------------------------------
    Service cost                                      $120     $186    $168
    Interest cost on projected benefit obligation      203      293     257
    Amortization of unrecognized obligations           (45)       -     (13)
                                                      ----     ----    ----
                                                      $278     $479    $412
                                                      ====     ====    ====
                                       16PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        The funded status of the Company's defined benefit pension plan is as follows:

    (In thousands)                                  1997      1996
    --------------------------------------------------------------
    Actuarial present value of benefit
      obligations:
        Vested benefits                           $2,842    $3,093
        Nonvested benefits                            59        77
                                                  ------    ------
          Accumulated benefit obligation           2,901     3,170
    Effect of projected future salary increases      395       307
                                                  ------    ------
    Projected benefit obligation                   3,296     3,477
    Plan assets at fair value                          -         -
                                                  ------    ------
    Plan assets less than projected benefit
      obligation                                   3,296     3,477
    Unrecognized net gain                          1,060     1,275
                                                  ------    ------
    Accrued pension costs                         $4,356    $4,752
                                                  ======    ======

        Actuarial assumptions used to determine the net periodic pension costs were:

                                                     1997     1996     1995
    ------------------------------------------------------------------------
    Discount rate                                    6.5%     6.5%     6.7%
    Rate of increase in salary levels                2.5%     1.5%     3.6%

    Defined Contribution Pension Plan
        In addition, the Company's United Kingdom subsidiary participates in a multi-employer, defined contribution pension plan covering substantially all of its full-time employees. The Company contributed to the plan and charged to expense $161,000, $134,000, and $119,000 in 1997, 1996, and 1995, respectively.

    5.  Common Stock

    Sale of Common Stock
        In June 1997, the Company sold 2,300,000 shares of its common stock in an initial public offering at $15.50 per share, for net proceeds of $32,528,000.
        In December 1996, the Company sold 967,828 shares of its common stock in a private placement at $15.00 per share, for net proceeds of $13,528,000.


                                       17PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Common Stock (continued)

    Reserved Shares
        At January 3, 1998, the Company had reserved 362,500 unissued shares of its common stock for possible issuance under stock-based compensation plans.

    6.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                1997      1996      1995
    ----------------------------------------------------------------------
    Domestic                                    $6,460    $4,583    $2,845
    Foreign                                      3,319     1,823     2,075
                                                ------    ------    ------
                                                $9,779    $6,406    $4,920
                                                ======    ======    ======

        The components of the provision for income taxes are as follows:

    (In thousands)                                1997      1996      1995
    ----------------------------------------------------------------------
    Currently payable:
      Federal                                   $2,616    $1,864    $1,209
      State                                        134       363       226
      Foreign                                      688       265       276
                                                ------    ------    ------
                                                 3,438     2,492     1,711
                                                ------    ------    ------
    Net deferred (prepaid):
      Federal                                      (80)     (273)     (165)
      State                                        (17)      (40)      (24)
      Foreign                                      579       382       546
                                                ------    ------    ------
                                                   482        69       357
                                                ------    ------    ------
                                                $3,920    $2,561    $2,068
                                                ======    ======    ======


                                       18PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

    (In thousands)                                1997      1996      1995
    ----------------------------------------------------------------------
    Provision for income taxes at statutory
      rate                                      $3,325    $2,178    $1,673
    Increase (decrease) resulting from:
      State income taxes, net of federal tax        77       213       133
      Foreign tax rate and tax law differential    139        27       117
      Tax benefit of foreign sales corporation    (173)     (140)     (113)
      Amortization of cost in excess of net
        assets of acquired companies               117       111       111
      Other                                        435       172       147
                                                ------    ------    ------
                                                $3,920    $2,561    $2,068
                                                ======    ======    ======

        Prepaid income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                1997      1996
    ------------------------------------------------------------
    Prepaid income taxes:
      Reserves and accruals                     $  626    $  577
      Inventory basis difference                   381       307
      Accrued compensation                         219       105
                                                ------    ------
                                                $1,226    $  989
                                                ======    ======

        A provision has not been made for U.S. or additional foreign taxes on $4.6 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

    7.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.20% of the Company's revenues in 1995. For these services, the Company was charged $567,000, $520,000, and $552,000 in 1997, 1996, and

                                       19PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related-party Transactions (continued)

    1995, respectively. Beginning in 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Due to Parent Company and Affiliated Companies
        The Company borrowed funds from a wholly owned subsidiary of Thermo Optek Corporation, a majority owned subsidiary of Thermo Instrument, pursuant to certain promissory notes, which were repaid in February 1997. The Company had $1,928,000 outstanding under the promissory notes at year-end 1996. The notes bore interest at a variable rate. The weighted average interest rate for the notes outstanding at year-end 1996 was 3.8%.
        The Company had $4,184,000 and $5,389,000 of noninterest-bearing advances from Thermo Instrument and affiliated companies at year-end 1997 and 1996, respectively, which are due on demand.

    Other Related-party Services
        The Company leases office and manufacturing space in Germany to a wholly owned subsidiary of Thermo Instrument pursuant to an arrangement whereby the Company charges the Thermo Instrument subsidiary its allocated share of the occupancy expenses of the Company's German facility, based on space utilized. Pursuant to this arrangement, the Company recorded $472,000, $368,000, and $367,000 in 1997, 1996, and
    1995, respectively, as a reduction in selling, general, and administrative expenses in the accompanying statement of income.

    Other Related-party Transactions
        In 1997 and 1996, the Company paid commissions totaling $83,000 and $70,000, respectively, to Thermo Sentron Inc., an affiliated company.
        In 1997, the Company purchased X-ray source components for $267,000 from Kevex X-Ray Inc., a wholly owned subsidiary of ThermoSpectra Corporation, an affiliated company.


                                       20PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Short- and Long-term Obligations

    Short-term Obligations
        Notes payable and current maturities of long-term obligation in the accompanying balance sheet includes $9,233,000 and $10,813,000 at year-end 1997 and 1996, respectively, of amounts borrowed under lines of credit. The weighted average interest rate for these borrowings at year-end 1997 and 1996 was 4.6% and 4.1%, respectively. Unused lines of credit aggregated $7,437,000 at January 3, 1998. As of January 3, 1998, $1,876,000 of the total lines of credit are secured by real estate at the Company's German subsidiary and the remainder is guaranteed by Thermo Electron.

    Long-term Obligation
        In October 1994, the Company's German subsidiary borrowed 11,500,000 German deutsche marks pursuant to a promissory note, payable in monthly installments of 99,200 German deutsche marks with a final payment in October 2004. The balance outstanding was $4,520,000 and $5,988,000 at year-end 1997 and 1996, respectively. The loan is secured by real estate at the Company's German subsidiary with a net book value of $8,324,000 at year-end 1997. The note bears interest at a variable rate, which was 4.0% and 3.75% at year-end 1997 and 1996, respectively.
        The annual repayment requirements of the long-term obligation as of January 3, 1998, are $662,000 in each year from 1998 through 2002 and $1,210,000 in 2003 and thereafter.

    9.  Commitments

        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $882,000, $632,000, and $650,000 in 1997, 1996, and 1995, respectively. Future minimum payments due under noncancelable operating leases at January 3, 1998, are $723,000 in 1998, $675,000 in 1999, $653,000 in 2000, $577,000 in 2001, $509,000
    in 2002, and $1,017,000 in 2003 and thereafter. Total future minimum lease payments are $4,154,000.
        Outstanding letters of credit, principally related to performance bond obligations, totaled $7,482,000 at January 3, 1998.

    10. Concentration of Risk And Geographical Information

        Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers. However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipments or in the introduction of new products.
                                       21PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Concentration of Risk and Geographical Information (continued)

        The following table shows data for the Company by geographical area.

    (In thousands)                             1997        1996       1995
    -----------------------------------------------------------------------
    Revenues:
        United States                      $ 28,051    $ 22,875   $ 19,492
        Germany                              16,934      18,279     18,205
        United Kingdom                       10,817       8,679      7,190
        France                                1,885       2,385      1,974
        Transfers between geographical
          areas (a)                            (973)       (171)      (829)
                                           --------    --------   --------
                                           $ 56,714    $ 52,047   $ 46,032
                                           ========    ========   ========
    Income before provision for income
      taxes:
        United States                       $ 5,714    $  5,084   $  3,397
        Germany                               1,702         593      1,653
        United Kingdom                        1,908       1,485      1,192
        France                                  391         467        356
        Corporate and eliminations (b)       (1,111)       (528)      (553)
                                           --------    --------   --------
      Total operating income                  8,604       7,101      6,045
      Interest income (expense), net          1,175        (695)    (1,125)
                                           --------    --------   --------
      Income before provision for income
        taxes                              $  9,779    $  6,406   $  4,920
                                           ========    ========   ========
    Identifiable assets:
        United States                      $ 23,389    $ 19,571   $ 23,313
        Germany                              23,000      24,496     25,027
        United Kingdom                        6,978       5,176      3,748
        France                                1,881       1,745      1,886
        Corporate (c)                        47,704      15,778          -
                                           --------    --------   --------
                                           $102,952    $ 66,766   $ 53,974
                                           ========    ========   ========
    Export revenues included in United
      States revenues above (d):
        Asia                               $  4,673    $  7,328   $  3,528
        Europe                                7,350       1,277      2,682
        Other                                 6,892       4,814      4,388
                                           --------    --------   --------
                                           $ 18,915    $ 13,419   $ 10,598
                                           ========    ========   ========
    (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
    (b) Primarily general and administrative expenses.
    (c) Primarily cash, cash equivalents, and available-for-sale investments.
    (d) In general, export sales are denominated in U.S. dollars.
                                       22PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)       1997      1996       1995
    ------------------------------------------------------------------------
    Basic
    Net income                                  $5,859    $3,845     $2,852
                                                ------    ------     ------
    Weighted average shares                      7,143     5,032      5,000

    Basic earnings per share                    $  .82    $  .76     $  .57
                                                ======    ======     ======
    Diluted
    Net income                                  $5,859    $3,845     $2,852
                                                ------    ------     ------
    Weighted average shares                      7,143     5,032      5,000

    Effect of stock options                          4         -          -
                                                ------     -----     ------
    Weighted average shares, as adjusted         7,147     5,032      5,000
                                                ------    ------     ------
    Diluted earnings per share                  $  .82    $  .76     $  .57
                                                ======    ======     ======

    12. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                     First(a)    Second        Third       Fourth
    ----------------------------------------------------------------------
    Revenues               $12,592      $14,133      $14,886      $15,103
    Gross profit             5,556        6,504        7,268        7,458
    Net income                 715        1,227        1,843        2,074
    Basic and diluted
      earnings per share       .12          .20          .22          .25

    1996                     First       Second        Third       Fourth
    ----------------------------------------------------------------------
    Revenues               $11,594      $12,589      $13,584      $14,280
    Gross profit             4,779        5,464        6,202        7,075
    Net income                 449          830        1,146        1,420
    Basic and diluted
      earnings per share       .09          .17          .23          .28

    (a) Reflects the December 31, 1996, acquisition of Autometrics.

                                       23PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Metrika Systems
    Corporation:

        We have audited the accompanying consolidated balance sheet of Metrika Systems Corporation (a Delaware corporation and 60%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, cash flows, and shareholders' investment for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metrika Systems Corporation and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 17, 1998




                                       24PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Conditions and Results of Operations under the heading "Forward-looking Statements."

    Overview

        The Company develops, manufactures, and markets on-line process optimization systems that employ proprietary ultra high-speed advanced scientific measurement technologies for applications in raw-materials analysis and finished-materials quality control. The Company is a pioneer in the development of process optimization systems that provide real-time, nondestructive analysis of the composition of raw materials in basic-materials production processes, including coal, cement, and minerals. The Company also manufactures advanced systems that are used to measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste.
        The Company intends to supplement its internal growth with strategic acquisitions of complementary businesses. There can be no assurance that such businesses will be available at prices attractive to the Company. On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries Inc. (Autometrics), a manufacturer and marketer of on-line analysis instruments for the minerals-processing industry.
        A significant portion of the Company's sales are of large systems, the timing of which can lead to variability in the Company's quarterly revenues and income. In addition, in 1997, approximately 51% of the Company's revenues originated outside the U.S. and approximately 33% of the Company's revenues were exports from the U.S. Revenues originating outside the U.S. represent revenues of the Company's on-line finished-materials quality-control business. The operations of the on-line finished-materials quality-control business are located in Germany, the United Kingdom, and France, which principally sell in their local currencies.
        Exports from the Company's U.S. operation are denominated in U.S. dollars. The Company generally seeks to charge its customers in the same currency as its operating costs. However, the Company's financial performance and competitive position can be affected by currency-exchange-rate fluctuations. Since the operations of the on-line

                                       25PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

    finished-materials quality-control business are conducted in Europe, principally Germany, the Company's operating results could be adversely affected by capital spending and economic conditions in Europe. The Company's strategy is to expand its on-line finished-materials quality-control business in geographic areas outside of Europe with particular emphasis in North America, which in turn may reduce the Company's exposure to European market conditions.

    Results of Operations

    1997 Compared With 1996
        Revenues increased 9% to $56,714,000 in 1997 from $52,047,000 in
    1996, reflecting an increase of $5,176,000 at the on-line raw-materials analysis business, primarily due to increased sales in international markets and the inclusion of $1,969,000 in revenues from Autometrics, acquired December 31, 1996. Revenues decreased at the on-line finished-materials quality-control business principally due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates, which decreased revenues by $2,259,000. This was offset in part by an increase in demand in the U.S., which resulted primarily from the strengthening of the U.S. dollar relative to the German deutsche mark.
        The gross profit margin increased to 47% in 1997 from 45% in 1996. The gross profit margin at the on-line raw materials analysis business increased to 52% in 1997 from 51% in 1996, resulting principally from increased volume and a change in product mix, offset in part by the inclusion in 1997 of lower-margin revenues at Autometrics. The gross profit margin at the on-line finished-materials quality-control business improved to 43% in 1997 from 41% in 1996 due to higher costs incurred in the 1996 period relating to the introduction of new products, and an increase in higher-margin sales in 1997 resulting from sales of such new products.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 25% in 1997 from 26% in 1996. The decrease was due to an increase in revenues, offset primarily by an increase in legal expenses in connection with an ongoing patent infringement lawsuit initiated by the Company's Gamma-Metrics subsidiary, relating to its on-line raw-materials cement-analysis systems. Research and development expenses increased to $3,815,000 in 1997 from $3,024,000 in 1996, primarily due to an increase in product development expenses at the on-line raw-materials analysis business.
        Interest income increased to $2,013,000 in 1997 from $101,000 in 1996, primarily due to interest income earned on the invested proceeds from the Company's December 1996 private placement and June 1997 initial public offering.
        The effective tax rate was 40% in 1997 and 1996. The effective tax rate exceeded the statutory federal income tax rate primarily due to the

                                       26PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
    impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and foreign tax rate and tax law differences.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

    1996 Compared With 1995
        Revenues increased 13% to $52,047,000 in 1996 from $46,032,000 in
    1995, reflecting sales growth at both the on-line raw materials analysis and finished-materials quality-control businesses. Revenues increased $3,383,000 at the on-line raw-materials analysis business primarily due to growing acceptance of its product line in international markets, and $3,581,000 at the on-line finished-materials quality-control business largely due to the introduction of its quality-control product line in Asia. Revenues decreased $949,000 due to the unfavorable effect of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates.
        The gross profit margin increased to 45% in 1996 from 44% in 1995. The gross profit margin at the on-line raw-materials analysis business improved to 51% in 1996 from 44% in 1995, primarily due to product redesign and increased sales of products which have lower manufacturing costs. The improvement was offset in part by a decrease in the gross profit margin at the on-line finished-materials quality-control business to 41% in 1996 from 44% in 1995, resulting principally from additional costs associated with the continued introduction of new products in the German operations of this business.
        Selling, general, and administrative expenses as a percentage of revenues increased to 26% in 1996 from 25% in 1995, primarily due to increased marketing efforts in international markets resulting in an increase in staffing and higher travel expenses at the Company's on-line finished-materials quality-control operations in Germany. Research and development expenses increased to $3,024,000 in 1996 from $2,580,000 in

                                       27PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
    1995, principally due to an increase in product-development expenses at the on-line finished-materials quality-control business in Germany.
        Interest expense decreased to $796,000 in 1996 from $1,146,000 in 1995 due to a decrease in short-term borrowings at the on-line finished-materials quality-control business, as well as a decline in interest rates. Interest income increased to $101,000 in 1996 from $21,000 in 1995, primarily due to higher average invested balances at the Company's foreign operations, as well as interest earned on the invested proceeds from the Company's December 1996 private placement.
        The effective tax rates were 40% in 1996 and 42% in 1995. These rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of costs in excess of net assets of acquired companies, and foreign tax rate and tax law differences. The effective tax rate decreased in 1996 primarily due to proportionately less income before provision for income taxes from Germany, which is taxed at a higher rate.

    Liquidity and Capital Resources

        Consolidated working capital was $47,975,000 at January 3, 1998, compared with $8,705,000 at December 28, 1996. Included in working capital are cash and available-for-sale investments of $50,289,000 at January 3, 1998, compared with $20,229,000 at December 28, 1996. Also included in working capital are short-term borrowings and advances from parent company and affiliated companies of $14,079,000 at January 3, 1998, and $18,895,000 at December 28, 1996.
        During 1997, $3,099,000 of cash was provided by operating activities. The Company funded a $6,987,000 increase in accounts receivable caused primarily by a higher volume of shipments late in the fourth quarter of 1997. The Company funded a $1,323,000 increase in inventories and unbilled contracts and fees, primarily due to an increase in work in process at the Company's on-line raw-material analysis business and, to a lesser extent, a higher volume of contracts in process at the Company's on-line finished-materials quality-control business. These uses of cash were offset in part by a $3,053,000 increase in other current liabilities, primarily due to an increase in accrued income taxes.
        During 1997, the Company's primary investing activities, excluding purchases of available-for-sale investments, included an acquisition and capital expenditures. On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of Autometrics for $1,347,000 in cash (Note 3). The Company expended $674,000 for the purchase of property, plant, and equipment during 1997 and plans to make capital expenditures of approximately $700,000 during 1998.
        The Company's financing activities provided $29,607,000 of cash in 1997. In June 1997, the Company sold 2,300,000 shares of its common stock in an initial public offering for net proceeds of $32,528,000. During 1997, the Company increased its foreign short-term borrowings by $489,000 and repaid $662,000 of its long-term obligation. A decrease in "Due to parent company and affiliated companies" used $1,770,000 of cash in 1997.

                                       28PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

        Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for the acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.





















                                       29PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Dependence on Capital Spending Policies. The Company's customers include coal-burning utilities, coal mines, cement manufacturers, and manufacturers of web-type materials such as steel, plastic, and rubber. The capital spending policies of these companies can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of process control equipment or techniques and policies regarding capital expenditures during recessions. Any decrease in capital spending by these customers could have a material adverse effect on the Company's business and results of operations. Further, the Company's growth is dependent in part on construction and upgrade of manufacturing plants in the basic-materials industries. A recession in one or more markets could cause a slowdown or reduction in capital spending and in new-plant construction.

        Uncertainty of Market Acceptance of New Products. Certain of the Company's products represent alternatives to traditional instruments and methods. As a result, such products may be slow to achieve, or may not achieve, market acceptance, as customers may seek further validation of the efficiency and efficacy of the Company's technology. This is particularly true where the purchase of the product requires a significant capital commitment. Further, because on-line process control systems are incorporated into a customer's production line, a decision to invest in these systems involves significant operating risks if the system fails or shuts down. The Company intends to expand its product base by adapting its proprietary technologies for new applications in broader industry segments including the pharmaceutical, agrochemical, and industrial chemical industries. The Company believes that, to a significant extent, its growth prospects depend on the continuing acceptance by a broader group of customers and by broader industry segments of its new products and technologies. There can be no assurance that the Company will be successful in adapting its proprietary technologies for new applications, in obtaining these acceptances or, if obtained, that such acceptances will be sustained. The failure of the Company to obtain and sustain such acceptances could have a material adverse effect on the Company's business and results of operations.

        Technological Change and New Products. The market for on-line process optimization systems is characterized by changing technology, evolving industry standards, and new-product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements and to successfully serve broader industry segments. The Company is currently devoting significant

                                       30PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                           Forward-looking Statements

    resources toward the enhancement of its existing products and the development of new products and technologies. There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion or that the Company's current or future products will satisfy the needs of the on-line process optimization systems markets. Any failure to complete the enhancement and development of these products or the failure of the Company's current or future products to satisfy market needs could have a material adverse effect on the Company's business and results of operations.

        Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers, the need for regulatory approvals, including antitrust approvals, and the high valuations of businesses resulting from historically high stock prices in many countries. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

        International Operations and International Sales. In 1997, 1996, and 1995, sales originating outside the U.S. accounted for 51%, 56%, and 58%, respectively, of the Company's total revenues. In addition, in 1997, 1996, and 1995, U.S. export sales accounted for 33%, 26%, and 23%, respectively, of the Company's total revenues. The Company anticipates that sales outside the U.S. and U.S. export sales will continue to account for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; the protection of intellectual property in foreign countries may be more difficult to enforce; and fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency. In 1997, effects of currency translation, due to a stronger U.S. dollar, decreased revenues by $2.3 million. Further, a significant portion of the Company's business is conducted in foreign countries, particularly Germany. Foreign operations are also subject to certain risks such as general economic conditions in the countries in which the Company operates, unexpected changes in regulatory requirements,

                                       31PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                           Forward-looking Statements

    compliance with a variety of foreign laws and regulations, and overlap of different tax structures. Tax rates in certain foreign countries exceed that of the U.S. and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls, or other restrictions. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

        Competition. The Company encounters intense competition in the sale of its on-line finished-materials quality-control products. The Company believes that the principal competitive factors affecting the market for on-line process optimization systems include quality and reliability, accuracy, price, customer service and support, ease of use, distribution channels, technical features, and compatibility with customers' manufacturing processes. Certain of the Company's competitors have greater resources, manufacturing and marketing capabilities, technical staff, and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Further, competition with respect to all of the Company's products could increase if new companies enter the market or if existing competitors expand their product lines. There can be no assurance that competitors of the Company will not develop technological innovations that will render products of the Company obsolete.

        Proprietary Rights. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. Recently, the Company's Gamma-Metrics subsidiary initiated a lawsuit in the Federal District Court in San Diego, California, alleging among other things, patent infringement against Scantech Limited and its subsidiary, Mineral Control Instrumentation Ltd. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe upon the Company's patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute, or market its products and services in the U.S. and abroad. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. In the event that a claim relating to proprietary technology or information is

                                       32PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                           Forward-looking Statements

    asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that any license required under any such competitor's proprietary technology would be made available on acceptable terms or that the Company would prevail in any such contest. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that these protections will be adequate.

        Dependence on Sole-source Suppliers. Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers. However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipment or in the introduction of new products. Any such delays could have a material adverse effect on the Company's business or results of operations.

        Government Regulations and Approvals. The market for certain of the Company's products, both in the U.S. and abroad, is subject to, or influenced by, various domestic and foreign clean air and consumer protection laws. The Company designs, develops, and markets its products, in part, to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for the Company's products.

        Potential Fluctuations in Quarterly Performance. Many of the Company's products are large systems that may require significant capital expenditures. Consequently, the timing of sales of these systems could affect the Company's quarterly earnings. Further, the Company's quarterly operating results may also vary significantly depending on a number of other factors, including the size, timing, and shipment of individual orders, changes in pricing by the Company or its competitors, discount levels, seasonality of revenue, foreign currency exchange rates, the mix of products sold, the timing of the announcement, introduction and delivery of new product enhancements by the Company and its competitors, and general economic conditions. Generally, the Company recognizes product revenues upon shipment of its products. Revenues on substantially all contracts are recognized using the percentage-of-completion method. Typically, the Company experiences higher revenues in the second half of each year due to seasonality experienced by its on-line finished-materials quality-control business, primarily because customers tend to place their orders earlier in the year so that they can have the systems installed either during the holiday season in the third quarter or between Christmas and the New Year. Because certain operating expenses of the Company are based on anticipated capacity levels and a high percentage of the Company's expenses are fixed for the short term, a

                                       33PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                           Forward-looking Statements

    small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business or results of operations.

        Potential Impact of Year 2000 on Processing of Date-Sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

                                       34PAGE

    Metrika Systems Corporation                     1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)        1997(a)   1996(b)   1995      1994      1993
    ----------------------------------------------------------------------
    Statement of Income
      Data:
    Revenues              $ 56,714  $ 52,047  $ 46,032  $ 38,612  $ 19,809
    Income before
      provision for
      income taxes           9,779     6,406     4,920     3,256     1,233
    Net income               5,859     3,845     2,852     1,767       591
    Basic and diluted
      earnings per share       .82       .76       .57       .35       .12

    Balance Sheet Data:
    Working capital       $ 47,975  $  8,705  $ (8,070) $ (4,665) $ (7,084)
    Total assets           102,952    66,766    53,974    49,261    46,184
    Long-term
      obligation             3,858     5,223     6,470     6,780         -
    Shareholders'
      investment            63,805    24,861     9,382    14,095    19,113
    _______________

    (a)Reflects the December 31, 1996, acquisition of Autometrics, and the June 1997 initial public offering of Company common stock.
    (b)Reflects the December 1996 private placement of Company common stock.


                                       35PAGE

    Metrika Systems Corporation                     1997 Financial Statements



    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol MKA. The following table sets forth the high and low sale prices of the Company's common stock since June 20, 1997, the date the Company's common stock began trading on that exchange, as reported in the consolidated transaction reporting system.

                                                                1997
                                                        -------------------
    Quarter                                                High         Low
    -----------------------------------------------------------------------
    Second                                              $15 5/8     $15 1/2
    Third                                                16          13 7/8
    Fourth                                               18 1/2      14

        As of January 30, 1998, the Company had 114 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $13 11/16 per share.

    Shareholder Services
        Shareholders of Metrika Systems Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Metrika Systems Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/mka1.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

                                       36PAGE

    Metrika Systems Corporation                     1997 Financial Statements



    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Metrika Systems Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 10:45 a.m. at the Hyatt Regency Hotel, Scottsdale, Arizona.



                                       37PAGE