Form 10-K, Exhibit 13
period 1999-01-02
METRIKA SYSTEMS CORP
filed 1999-03-15
CIK 1030054

Exhibit 13

















                           Metrika Systems Corporation

                        Consolidated Financial Statements

                                      1998



Metrika Systems Corporation                                                    1998 Financial Statements

                        Consolidated Statement of Income


(In thousands except per share amounts)                                          1998      1997     1996
----------------------------------------------------------------------------- -------- --------- -------

Revenues (Note 11)                                                            $70,029  $ 56,714  $52,047
                                                                              -------  --------  -------

Costs and Operating Expenses:
  Cost of revenues                                                             40,537    29,928   28,527
  Selling, general, and administrative expenses (Note 7)                       15,250    14,367   13,395
  Research and development expenses                                             4,773     3,815    3,024
  Restructuring costs (Note 12)                                                   624         -        -
                                                                              -------  --------  -------

                                                                               61,184    48,110   44,946
                                                                              -------  --------  -------

Operating Income                                                                8,845     8,604    7,101

Interest Income                                                                 1,897     2,013      101
Interest Expense (Note 8)                                                        (449)     (838)    (796)
                                                                              -------  --------  -------

Income Before Provision for Income Taxes                                       10,293     9,779    6,406
Provision for Income Taxes (Note 6)                                             3,950     3,920    2,561
                                                                              -------  --------  -------

Net Income                                                                    $ 6,343  $  5,859  $ 3,845
                                                                              =======  ========  =======

Basic and Diluted Earnings per Share (Note 13)                                $   .77  $    .82  $   .76
                                                                              =======  ========  =======

Weighted Average Shares (Note 13)
  Basic                                                                         8,195     7,143    5,032
                                                                              =======  ========  =======

  Diluted                                                                       8,204     7,147    5,032
                                                                              =======  ========  =======





















The accompanying notes are an integral part of these consolidated financial statements.


Metrika Systems Corporation                                                     1998 Financial Statements

                           Consolidated Balance Sheet

(In thousands)                                                                              1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents (includes $12,752 and $40,173 under repurchase              $ 15,093   $ 44,044
    agreement with affiliated company)
  Available-for-sale investments, at quoted market value (amortized cost of                    -      6,245
    $6,231 in 1997)
  Accounts receivable, less allowances of $2,286 and $671                                 25,066     17,377
  Unbilled contract costs and fees                                                         7,224      2,476
  Inventories                                                                             12,257      7,145
  Prepaid income taxes (Note 6)                                                            4,439      1,226
  Prepaid expenses                                                                           806        395
                                                                                        --------   --------

                                                                                          64,885     78,908
                                                                                        --------   --------

Property, Plant, and Equipment, at Cost, Net                                              11,824     10,373
                                                                                        --------   --------

Other Assets                                                                               4,087        727
                                                                                        --------   --------

Cost in Excess of Net Assets of Acquired Companies (Note 3)                               24,648     12,944
                                                                                        --------   --------

                                                                                        $105,444   $102,952
                                                                                        ========   ========

Metrika Systems Corporation                                                     1998 Financial Statements

                     Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                         1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Notes payable and current maturities of long-term obligation (Note 8)                 $  6,303   $  9,895
  Accounts payable                                                                         3,291      2,308
  Accrued payroll and employee benefits                                                    2,589      2,322
  Accrued income taxes                                                                     1,024      2,445
  Customer deposits                                                                        1,302      3,576
  Billings in excess of contract costs and fees                                            2,163        769
  Accrued installation and warranty costs                                                  3,508      2,132
  Other accrued expenses (Note 3)                                                          4,986      3,302
  Due to parent company and affiliated companies (Note 7)                                  3,901      4,184
                                                                                        --------   --------

                                                                                          29,067     30,933
                                                                                        --------   --------

Deferred Income Taxes (Note 6)                                                             1,572          -
                                                                                        --------   --------

Accrued Pension Costs (Note 4)                                                             4,983      4,356
                                                                                        --------   --------

Long-term Obligation (Note 8)                                                              3,437      3,858
                                                                                        --------   --------

Commitments (Note 9)

Shareholders' Investment (Notes 4 and 5):
  Common stock, $.01 par value, 25,000,000 shares authorized; 8,267,828                       83         83
    shares issued
  Capital in excess of par value                                                          58,641     58,555
  Retained earnings                                                                       12,500      6,157
  Treasury stock at cost, 533,700 shares in 1998                                          (4,620)         -
  Accumulated other comprehensive items                                                     (219)      (990)
                                                                                        --------   --------

                                                                                          66,385     63,805
                                                                                        --------   --------

                                                                                       $ 105,444  $ 102,952
                                                                                       =========  =========














The accompanying notes are an integral part of these consolidated financial statements.

Metrika Systems Corporation                                                     1998 Financial Statements

                      Consolidated Statement of Cash Flows

(In thousands)                                                                   1998       1997      1996
---------------------------------------------------------------------------- ---------- --------- ---------

Operating Activities
  Net income                                                                 $  6,343   $  5,859  $  3,845
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                             2,069      1,630     1,792
      Provision for losses on accounts receivable                                 470        633         -
      Deferred income tax expense                                               2,488        482        69
      Other noncash items                                                         376        104       (87)
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                     3,231     (6,987)      307
        Inventories and unbilled contract costs and fees                           35     (1,323)    2,708
        Other current assets                                                     (541)      (162)      208
        Accounts payable                                                         (287)      (190)      842
        Other current liabilities                                              (9,812)     3,053    (1,878)
                                                                             --------   --------  --------

         Net cash provided by operating activities                              4,372      3,099     7,806
                                                                             --------   --------  --------

Investing Activities
  Acquisitions, net of cash acquired (Note 3)                                 (30,129)    (1,344)        -
  Purchases of available-for-sale investments                                       -     (6,091)        -
  Proceeds from maturities of available-for-sale investments                    6,245          -         -
  Purchases of property, plant, and equipment                                    (731)      (674)     (671)
  Other                                                                           118         63        26
                                                                             --------   --------  --------

         Net cash used in investing activities                                (24,497)    (8,046)     (645)
                                                                             --------   --------  --------

Financing Activities
  Net proceeds from issuance of Company common stock (Note 5)                       -     32,528    13,528
  Purchases of Company common stock                                            (4,620)         -         -
  Net transfers to parent company prior to capitalization of the                    -          -    (2,398)
   Company
  Increase (decrease) in due to parent company and affiliated                       -     (1,770)    2,683
   companies
  Decrease in short-term obligations                                           (3,940)      (489)   (1,886)
  Repayment of long-term obligation                                              (712)      (662)     (791)
                                                                             --------   --------  --------

         Net cash provided by (used in) financing activities                   (9,272)    29,607    11,136
                                                                             --------   --------  --------

Exchange Rate Effect on Cash                                                      446       (845)      630
                                                                             --------   --------  --------

Increase (Decrease) in Cash and Cash Equivalents                              (28,951)    23,815    18,927
Cash and Cash Equivalents at Beginning of Year                                 44,044     20,229     1,302
                                                                             --------   --------  --------

Cash and Cash Equivalents at End of Year                                     $ 15,093   $ 44,044  $ 20,229
                                                                             ========   ========  ========


Metrika Systems Corporation                                                     1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)

(In thousands)                                                                    1998      1997      1996
---------------------------------------------------------------------------- ---------- --------- ---------

Cash Paid For
  Interest                                                                   $     533  $    749  $    794
  Income taxes                                                               $   2,912  $  2,314  $    393

Noncash Activities
  Fair value of assets of acquired companies                                 $  42,746  $  2,387  $      -
  Cash paid for acquired companies                                             (31,000)   (1,347)        -
                                                                             ---------  --------  --------

    Liabilities assumed of acquired companies                                $  11,746  $  1,040  $      -
                                                                             =========  ========  ========






































The accompanying notes are an integral part of these consolidated financial statements.


Metrika Systems Corporation                                                     1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
(In thousands)                                                                   1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Comprehensive Income
Net Income                                                                  $   6,343  $   5,859  $   3,845
                                                                            ---------  ---------  ---------
Other Comprehensive Items, Net:
  Foreign currency translation adjustment                                         780        548        504
  Unrealized gain (loss) on available-for-sale investments                         (9)         9          -
                                                                            ---------  ---------  ---------

                                                                                  771        557        504
                                                                            ---------  ---------  ---------

                                                                            $   7,114  $   6,416  $   4,349
                                                                            =========  =========  =========

Shareholders' Investment
Common Stock, $.01 Par Value:
  Balance at beginning of year                                              $      83  $      60  $       -
  Capitalization of the Company                                                     -          -         50
  Net proceeds from issuance of Company common stock (Note 5)                       -         23         10
                                                                            ---------  ---------  ---------

  Balance at end of year                                                           83         83         60
                                                                            ---------  ---------  ---------

Capital in Excess of Par Value:
  Balance at beginning of year                                                 58,555     26,050          -
  Capitalization of the Company                                                     -          -     12,532
  Net proceeds from issuance of Company common stock (Note 5)                             32,505     13,518
  Tax benefit related to employees' and directors' stock plans                     86          -          -
                                                                            ---------  ---------  ---------

  Balance at end of year                                                       58,641     58,555     26,050
                                                                            ---------  ---------  ---------

Retained Earnings:
  Balance at beginning of year                                                  6,157        298          -
  Net income                                                                    6,343      5,859        298
                                                                            ---------  ---------  ---------

  Balance at end of year                                                       12,500      6,157        298
                                                                            ---------  ---------  ---------

Treasury Stock:
  Balance at beginning of year                                                      -          -          -
  Purchases of Company common stock                                            (4,620)         -          -
                                                                            ---------  ---------  ---------

  Balance at end of year                                                       (4,620)         -          -
                                                                            ---------  ---------  ---------

Accumulated Other Comprehensive Items:
  Balance at beginning of year                                                   (990)    (1,547)    (2,051)
  Other comprehensive items, net                                                  771        557        504
                                                                            ---------  ---------  ---------

  Balance at end of year                                                         (219)      (990)    (1,547)
                                                                            ---------  ---------  ---------

Net Parent Company Investment:
  Balance at beginning of year                                                      -          -     11,433
  Net income prior to capitalization of the Company                                 -          -      3,547
  Net transfer to parent company prior to capitalization of the                     -          -     (2,398)
   Company
  Capitalization of the Company                                                     -          -    (12,582)
                                                                            ---------  ---------  ---------

  Balance at end of year                                                            -          -          -
                                                                            ---------  ---------  ---------

                                                                            $  66,385  $  63,805  $  24,861
                                                                            =========  =========  =========

The accompanying notes are an integral part of these consolidated financial statements.

Metrika Systems Corporation                                                     1998 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Metrika Systems Corporation (the Company) develops, manufactures, and markets on-line process optimization systems that employ proprietary ultra high-speed advanced scientific measurement technologies. The Company operates in two segments: On-line Raw Materials Analysis and On-line Finished Materials
Quality Control. The Company manufactures process optimization systems that provide real-time, nondestructive analysis of the composition of raw materials in basic-materials production processes, including coal, cement, and minerals.
The Company also manufactures advanced systems that measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste.

Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
      The Company operated as two divisions of Thermo Instrument Systems Inc.
until its incorporation as a Delaware corporation in November 1996. In connection with the Company's incorporation, Thermo Instrument transferred to the Company the assets, liabilities, and businesses of its Gamma-Metrics subsidiary and Radiometrie division in exchange for 5,000,000 shares of the Company's common stock. As of January 2, 1999, Thermo Instrument owned 5,219,600 shares of the Company's common stock, representing 67% of such stock outstanding. Thermo Instrument is an 85%-owned subsidiary of Thermo Electron
Corporation. As of January 2, 1999, Thermo Electron owned 627,100 shares of the
Company's common stock, representing 8% of such stock outstanding.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal years 1998 and 1996 each included 52 weeks; fiscal 1997 included 53 weeks.

Revenue Recognition
      Generally, the Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Revenues and profits on contracts, which due to their complexity extend over multiple quarterly reporting periods, are recognized using the percentage-of-completion method. Such contracts include all manufacturing contracts of the Company's On-line Finished Materials Quality
Control segment, which commonly are of 5 to 10 months in duration, as well as certain contracts of similar duration or longer at the Company's On-line Raw
Materials Analysis segment. Revenues recorded under the percentage-of-completion method were $27,316,000 in 1998, $20,421,000 in 1997, and $18,611,000 in 1996.
The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract.
If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers upon the attainment of certain milestones in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees, and amounts billed in excess of revenues are classified as billings in excess of contract costs and fees in the accompanying balance sheet.
There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. For periods prior to the Company's November 1996 capitalization, shares issued in connection with such capitalization have been shown as outstanding for purposes of computing earnings per share. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects.

Stock Split
      In May 1997, the Company declared and effected a one-for-two reverse stock split. All share and per share information was restated in 1997 to reflect the stock split.

Cash and Cash Equivalents
      At year-end 1998 and 1997, $12,752,000 and $40,173,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite
Rate plus 25 basis points, set at the beginning of each quarter. At year-end
1998 and 1997, the Company's cash equivalents also included investments in interest-bearing accounts at the Company's foreign operations, which have an original maturity of three months or less. Cash and cash equivalents are carried at cost, which approximates market value.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Inventories
      Inventories are stated at the lower of cost (on a weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are:

(In thousands)                                                                              1998     1997
---------------------------------------------------------------------------------------- -------- --------

Raw Material and Supplies                                                                $ 8,036  $ 4,077
Work in Process                                                                            3,746    2,416
Finished Goods                                                                               475      652
                                                                                         -------  -------

                                                                                         $12,257  $ 7,145
                                                                                         =======  =======

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Land                                                                                     $ 1,734  $  1,613
Buildings                                                                                  8,102     7,534
Machinery, Equipment, and Leasehold Improvements                                           7,760     5,622
                                                                                         -------  --------

                                                                                          17,596    14,769
Less:  Accumulated Depreciation and Amortization                                           5,772     4,396
                                                                                         -------  --------

                                                                                         $11,824  $ 10,373
                                                                                         =======  ========

Other Assets
      Other assets in the accompanying balance sheet consists primarily of acquired technology and other intangibles, including the cost of acquired patents, that are being amortized using the straight-line method over their estimated useful lives, ranging from 5 to 20 years. Accumulated amortization was $1,634,000 and $1,371,000 at year-end 1998 and 1997, respectively.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $2,544,000 and $2,007,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Comprehensive Income
      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "Other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and, in 1997, unrealized net of tax gains on available-for-sale investments of $9,000.

Forward Contracts
      The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in United States dollars and German deutsche marks. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

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

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Available-for-sale Investments

      The Company's investments in debt securities are considered available-for-sale investments in the accompanying 1997 balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' investment.

2.    Available-for-sale Investments (continued)

      The aggregate market value, cost basis, and gross unrealized gains of available-for-sale investments by major security type are:

(In thousands)                                                                                        Gross
                                                                            Market        Cost   Unrealized
                                                                             Value       Basis        Gains
----------------------------------------------------------------------- ----------- ----------- -----------

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
                                                                            ======      ======       ======

3.    Acquisitions

      In October 1998, the Company acquired the assets, subject to certain liabilities, of MF Physics Corporation for $2,000,000 in cash. MF Physics manufactures neutron generators and neutron activation analysis systems.
      In July 1998, the Company acquired the stock of Honeywell-Measurex Data Measurement Corporation (DMC), a wholly owned subsidiary of Honeywell-Measurex Corporation, for $29,000,000 in cash. Accounts receivable in the accompanying 1998 balance sheet includes $574,000 related to a purchase price adjustment for the acquisition of DMC, which was received subsequent to year-end. This business has been renamed Radiometrie Corporation (Radiometrie U.S.). Radiometrie U.S. manufactures computerized, noncontact thickness, coating, and other measurement systems for the worldwide web-processing industry.
      On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries Inc. for $1,347,000 in cash. Autometrics is a manufacturer and marketer of on-line analysis instruments for the minerals-processing industry.
      These acquisitions have been accounted for using the purchase method of accounting and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $13,604,000, which is being amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired.
      The Company has undertaken a restructuring in connection with its acquisition of Radiometrie U.S. The restructuring activities include a reduction in staffing levels, relocation of certain Radiometrie U.S. personnel, and abandonment of excess facilities of the acquired business. The Company established $1,300,000 of reserves for such actions as part of the cost of the acquisition in accordance with Emerging Issues Task Force (EITF) Pronouncement No. 95-3. Unresolved matters at January 2, 1999, included completing planned severances and abandonment or consolidation of excess facilities. In accordance with the requirements of EITF No. 95-3, the Company will finalize its restructuring plan no later than one year from the date of acquisition. During 1998, the Company expended $682,000 of the established reserves, primarily for severance and abandoned-facility payments. As of January 2, 1999, the Company had remaining accrued acquisition costs of $663,000 for all of its acquisitions, including Radiometrie U.S., included in other accrued expenses in the accompanying balance sheet as of January 2, 1999.

      Based on unaudited data, the following table presents selected financial information on a pro forma basis, assuming the Company and Radiometrie U.S. had been combined since the beginning of 1997, and the Company and Autometrics had been combined since the beginning of 1996. The effect of the acquisition of MF Physics was not included in the pro forma data, because it was not material to the Company's results of operations.

(In thousands except per share amounts)                                1998           1997            1996
------------------------------------------------------------- -------------- -------------- ---------------

Revenues                                                             $84,323        $90,791        $54,746
Net Income                                                            4,586          1,450           3,170
Basic and Diluted Earnings per Share                                    .56            .20             .63

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Radiometrie U.S. been made at the beginning of 1997 or the acquisition of Autometrics been made at the beginning of 1996.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. As of year-end 1998, only nonqualified stock options have been awarded under these plans. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 75,000 shares at a weighted average exercise price of $15.02 elected to participate in this exchange and, as a result, received options to purchase 38,000 shares of Company common stock at $8.58 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.


      A summary of the Company's stock option activity is:

                                                                              1998             1997
                                                                    ------------------- -------------------
                                                                              Weighted            Weighted
                                                                               Average             Average
                                                                              Exercise            Exercise
                                                                                 Price               Price
                                                                     Number               Number
                                                                         of                   of
(Shares in thousands)                                                Shares               Shares
---------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year                                  301     $15.00         -     $   -
  Granted                                                               143       8.99       303     15.00
  Forfeited                                                             (23)     14.79        (2)    15.00
  Canceled due to exchange                                              (75)     15.02         -         -
                                                                        ---                 ----

Options Outstanding, End of Year                                        346     $12.52       301     $15.00
                                                                        ===     ======      ====     ======

Options Exercisable                                                     346     $12.52       301     $15.00
                                                                        ===     ======      ====     ======

Options Available for Grant                                             104                   49
                                                                        ===                 ====

      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                               Options Outstanding and Exercisable
                                                      ------------------------------------------------------
Range of Exercise Prices                                    Number            Weighted            Weighted
                                                                of             Average             Average
                                                            Shares           Remaining            Exercise
                                                    (In thousands)    Contractual Life               Price
-------------------------------------------- ---------------------- ------------------- -------------------

$  8.58 - $10.21                                               143           6.5 years              $ 8.99

  13.49 -  15.11                                               203           9.8 years               15.00
                                                              ----

$  8.58 - $15.11                                               346           8.4 years              $12.52
                                                              ====


Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument and Thermo Electron. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                                   1998        1997
----------------------------------------------------------------------- ----------- ----------- -----------

Net Income:
  As reported                                                                           $6,343      $5,859
  Pro forma                                                                              6,130       5,712

Basic and Diluted Earnings per Share:
  As reported                                                                              .77         .82
  Pro forma                                                                                .75         .80

      Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted in 1998 and 1997 was $2.81 and $7.51. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                          1998        1997
-------------------------------------------------------------------------- --------- ----------- ----------

Volatility                                                                                 29%         29%
Risk-free Interest Rate                                                                   4.4%        6.2%
Expected Life of Options                                                             4.5 years   8.3 years

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

401(k) Savings Plan
      Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $316,000, $215,000, and $176,000 in 1998, 1997, and 1996, respectively.


                                       15

4.    Employee Benefit Plans (continued)

Defined Benefit Pension Plan
      The Company's German subsidiary has an unfunded defined benefit pension plan covering substantially all of its full-time employees. Benefits are based on a percentage of eligible earnings for each year of service in excess of ten years of service.
      Net periodic benefit costs included the following components:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Service Cost                                                                $  128      $  120      $  186
Interest Cost                                                                  220         203         293
Recognized Net Actuarial Gain                                                  (39)        (45)          -
                                                                            ------      ------      ------

                                                                            $  309      $  278      $  479
                                                                            ======      ======      ======

      The Company's defined benefit plan activity was:

(In thousands)                                                                            1998        1997
----------------------------------------------------------------------- ----------- ----------- -----------

Change in Benefit Obligation:
  Benefit obligation at beginning of year                                               $3,325      $3,477
  Service cost                                                                             128         120
  Interest cost                                                                            220         203
  Cumulative translation adjustment                                                        274        (476)
  Actuarial (gain) loss                                                                    (13)         25
  Benefits paid                                                                            (25)        (24)
                                                                                        ------      ------

  Benefit obligation at end of year                                                      3,909       3,325
                                                                                        ------      ------

Unrecognized Net Actuarial Loss                                                          1,074       1,031
                                                                                        ------      ------

Accrued Pension Costs                                                                   $4,983      $4,356
                                                                                        ======      ======

      Actuarial assumptions used to determine the net periodic pension costs were:

                                                                              1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Discount Rate                                                                 6.5%        6.5%        6.5%
Rate of Increase in Salary Levels                                             2.5%        2.5%        1.5%

Defined Contribution Pension Plan
      In addition, the Company's United Kingdom subsidiary participates in a multi-employer, defined contribution pension plan covering substantially all of its full-time employees. For this plan, the Company contributed and charged to expense $172,000, $161,000, and $134,000 in 1998, 1997, and 1996, respectively.


                                       16

5.    Common Stock

Sale of Common Stock
      In June 1997, the Company sold 2,300,000 shares of its common stock in an initial public offering at $15.50 per share for net proceeds of $32,528,000.
      In December 1996, the Company sold 967,828 shares of its common stock in a private placement at $15.00 per share for net proceeds of $13,528,000.

Reserved Shares
      At January 2, 1999, the Company had reserved 1,025,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

6.    Income Taxes

      The components of income before provision for income taxes are:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Domestic                                                                   $ 6,762      $6,460      $4,583
Foreign                                                                      3,531       3,319       1,823
                                                                           -------      ------      ------

                                                                           $10,293      $9,779      $6,406
                                                                           =======      ======      ======

      The components of the provision for income taxes are:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Currently Payable:
  Federal                                                                  $   694     $ 2,616     $ 1,864
  State                                                                         33         134         363
  Foreign                                                                      735         688         265
                                                                           -------     -------     -------

                                                                             1,462       3,438       2,492
                                                                           -------     -------     -------

Net Deferred (Prepaid):
  Federal                                                                    1,772         (80)       (273)
  State                                                                        106         (17)        (40)
  Foreign                                                                      610         579         382
                                                                           -------     -------     -------

                                                                             2,488         482          69
                                                                           -------     -------     -------

                                                                           $ 3,950     $ 3,920     $ 2,561
                                                                           =======     =======     =======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $86,000 of such benefits that have been allocated to capital in excess of par value in 1998.

                                       17

6.    Income Taxes (continued)

      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Provision for Income Taxes at Statutory Rate                               $ 3,500     $ 3,325     $ 2,178
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                        92          77         213
  Foreign tax rate and tax law differential                                    144         139          27
  Tax benefit of foreign sales corporation                                    (142)       (173)       (140)
  Amortization of cost in excess of net assets of acquired                     195         117         111
companies
  Other                                                                        161         435         172
                                                                           -------     -------     -------

                                                                           $ 3,950     $ 3,920     $ 2,561
                                                                           =======     =======     =======

      Prepaid and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Prepaid Income Taxes:
  Reserves and accruals                                                               $ 2,433     $   626
  Inventory basis difference                                                            1,646         381
  Accrued compensation                                                                    360         219
  Foreign tax loss carryforwards                                                        1,943       1,943
                                                                                      -------     -------

                                                                                        6,382       3,169
  Less:  Valuation allowance                                                            1,943       1,943
                                                                                      -------     -------


                                                                                      $ 4,439     $ 1,226
                                                                                      =======     =======
Deferred Income Taxes:
  Depreciation and amortization                                                       $ 1,572     $     -
                                                                                      =======     =======

      The valuation allowance relates to uncertainties surrounding the realization of foreign net operating losses, which is dependent on the future income of certain subsidiaries of the Company. The Company believes that it is more likely than not that these deferred tax assets will not be realized. As of January 2, 1999, the Company had $4,318,000 of foreign tax loss carryforwards which do not expire.
      A provision has not been made for U.S. or additional foreign taxes on $5,947,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996 the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $560,000, $567,000, and $520,000 in 1998, 1997, and 1996, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

Due to Parent Company and Affiliated Companies
      The Company had $3,901,000 and $4,184,000 of noninterest-bearing advances from Thermo Instrument and affiliated companies at year-end 1998 and 1997, respectively, which are due on demand.

Related-party Lease
      The Company leases office and manufacturing space in Germany to a wholly owned subsidiary of Thermo Instrument pursuant to an arrangement whereby the subsidiary is charged its share of the occupancy expenses of the facility, based on space utilized. Pursuant to this arrangement, the Company recorded $386,000, $472,000, and $368,000 in 1998, 1997, and 1996, respectively, as a reduction in selling, general, and administrative expenses in the accompanying statement of income.

Other Related-party Transactions
      In 1997 and 1996, the Company paid commissions totaling $83,000 and $70,000, respectively, to Thermo Sentron Inc., an affiliated company.
      In 1998 and 1997, the Company purchased products for $180,000 and $267,000, respectively, from ThermoSpectra Corporation, an affiliated company.

8.    Short- and Long-term Obligations

Short-term Obligations
      Notes payable and current maturities of long-term obligation in the accompanying balance sheet includes $5,592,000 and $9,233,000 at year-end 1998 and 1997, respectively, of amounts borrowed under lines of credit. The weighted average interest rate for these borrowings at year-end 1998 and 1997 was 4.5% and 4.6%, respectively. Unused lines of credit aggregated $18,986,000 at January 2, 1999. As of January 2, 1999, $2,273,000 of the total lines of credit is secured by real estate at the Company's German subsidiary and the remainder is guaranteed by Thermo Instrument or Thermo Electron.

Long-term Obligation
      In October 1994, the Company's German subsidiary borrowed 11,500,000 German deutsche marks pursuant to a promissory note, payable in monthly installments of 99,200 German deutsche marks with a final payment in October 2004. The balance outstanding was $4,148,000 and $4,520,000 at year-end 1998 and 1997, respectively. The loan is secured by real estate at the Company's German subsidiary with a net book value of $8,725,000 at year-end 1998. The note bears interest at a variable rate, which was 4.0% at year-end 1998 and 1997.

9.    Commitments

      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $881,000, $882,000, and $632,000 in 1998, 1997, and 1996, respectively. Future minimum payments due under noncancelable operating leases at January 2, 1999, are $757,000 in 1999, $714,000 in 2000, $653,000 in 2001, $527,000 in 2002, $510,000 in 2003, and
$511,000 in 2004 and thereafter. Total future minimum lease payments are $3,672,000.
      Outstanding letters of credit, principally related to performance bond obligations, totaled $8,214,000 at January 2, 1999.

10.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes payable and current maturities of long-term obligation, accounts payable, due to parent company and affiliated companies, and long-term obligation. Available-for-sale investments are carried at fair value in the accompanying 1997 balance sheet (Note 2). The fair values were determined based on quoted market prices. The Company's long-term obligation bears interest at a variable market rate, therefore the carrying amount approximates fair value (Note 8). The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.
      The Company had forward foreign exchange contracts of $1,050,000 at year-end 1998. The fair value of such contracts is the estimated amount that the Company would receive upon termination of the contract, taking into account the change in foreign exchange rates. The fair value of the Company's forward foreign exchange contracts receivable was approximately nil at year-end 1998.

11.   Business Segments, Geographical Information, and Concentration of Risk

      The Company organizes and manages its business by individual functional operating entity. The Company operates in two segments: On-line Finished Materials Quality Control and On-line Raw Materials Analysis. In classifying operational entities into a particular segment the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      The Finished Materials segment manufactures advanced systems that are used to measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials. The Raw Materials segment develops process-optimization systems that provide real-time, nondestructive analysis of the composition of raw materials in basic-materials production processes.


11.   Business Segments, Geographical Information, and Concentration of Risk (continued)

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information

Revenues:
  Finished Materials                                                        $  42,153  $ 28,663   $  29,172
  Raw Materials                                                                27,876    28,051      22,875
                                                                            ---------  --------   ---------

                                                                            $  70,029  $ 56,714   $  52,047
                                                                            =========  ========   =========

Income Before Provision for Income Taxes:
  Finished Materials                                                        $   4,488  $  4,001   $   2,546
  Raw Materials                                                                 5,431     5,714       5,083
  Corporate (a)                                                                (1,074)   (1,111)       (528)
                                                                            ---------  --------   ---------

  Total operating income                                                        8,845     8,604       7,101
  Interest income (expense), net                                                1,448     1,175        (695)
                                                                            ---------  --------   ---------

                                                                            $  10,293  $  9,779   $   6,406
                                                                            =========  ========   =========

Total Assets:
  Finished Materials                                                        $  67,455  $ 31,859   $  31,416
  Raw Materials                                                                23,420    23,389      18,584
  Corporate (b)                                                                14,569    47,704      16,766
                                                                            ---------  --------   ---------

                                                                            $ 105,444  $102,952   $  66,766
                                                                            =========  ========   =========

Depreciation and Amortization:
  Finished Materials                                                        $   1,275  $    825   $     993
  Raw Materials                                                                   794       805         799
                                                                            ---------  --------   ---------

                                                                            $   2,069  $  1,630   $   1,792
                                                                            =========  ========   =========

Capital Expenditures:
  Finished Materials                                                        $     591  $    417   $     419
  Raw Materials                                                                   136       257         252
  Corporate                                                                         4         -           -
                                                                            ---------  --------   ---------

                                                                            $     731  $    674   $     671
                                                                            =========  ========   =========


11.   Business Segments, Geographical Information, and Concentration of Risk (continued)

(In thousands)                                                                 1998       1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Geographical Information

Revenues (c):
  United States                                                             $40,729    $28,051     $ 22,875
  Germany                                                                    19,968     16,934       18,279
  England                                                                     9,938     10,817        8,679
  France                                                                      1,880      1,885        2,385
  Transfers among geographical areas (d)                                     (2,486)      (973)        (171)
                                                                            -------     ------     --------

                                                                            $70,029    $56,714     $ 52,047
                                                                            =======    =======     ========

Long-lived Assets (e):
  United States                                                             $ 1,783     $  664     $    453
  Germany                                                                     9,763      9,416       11,339
  Other                                                                         278        293          309
                                                                            -------     ------     --------

                                                                            $11,824    $10,373     $ 12,101
                                                                            =======    =======     ========

Export Revenues Included in United States Revenues Above (f)                $22,987    $18,915     $ 13,419
                                                                            =======    =======     ========

(a) Primarily general and administrative expenses.
(b) Primarily cash, cash equivalents and, in 1997, available-for-sale investments. (c) Revenues are attributed to countries based on selling location.
(d) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(e)  Includes property, plant, and equipment, net.
(f) In general, export revenues are denominated in U.S. dollars.

      Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers.
However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipments or in the introduction of new products.

12.   Restructuring Costs

      During 1998, the Company recorded pre-tax restructuring costs of $624,000 related to severance costs for 35 employees, primarily in manufacturing positions, 29 of whom were terminated prior to January 2, 1999. The affected employees are primarily located in the United States at the Company's Raw
Materials segment. The Company plans to complete implementation of its restructuring plan during the first half of 1999. As of January 2, 1999, $100,000 of the total charge had been expended and the remaining reserve of $552,000, as adjusted for the impact of currency translation, is included in other accrued expenses in the accompanying balance sheet.


13.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                          1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Basic
Net Income                                                                     $6,343     $5,859     $3,845
                                                                               ------     ------     ------

Weighted Average Shares                                                         8,195      7,143      5,032
                                                                               ------     ------     ------

Basic Earnings per Share                                                       $  .77     $  .82     $  .76
                                                                               ======     ======     ======

Diluted
Net Income                                                                     $6,343     $5,859     $3,845
                                                                               ------     ------     ------

Weighted Average Shares                                                         8,195      7,143      5,032
Effect of Stock Options                                                             9          4          -
                                                                               ------     ------     ------

Weighted Average Shares, as Adjusted                                            8,204      7,147      5,032
                                                                               ------     ------     ------

Diluted Earnings per Share                                                     $  .77     $  .82     $  .76
                                                                               ======     ======     ======

      The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options, because the effect would be antidilutive. As of January 2, 1999, there were 308,240 of such options outstanding with exercise prices ranging from $8.98 to $15.11 per share.

14.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                 First     Second   Third(a)  Fourth(b)
---------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                           $14,712    $14,384    $20,345    $20,588
Gross Profit                                                         6,538      6,656      7,939      8,359
Net Income                                                           1,414      2,035      1,251      1,643
Basic and Diluted Earnings per Share                                   .17        .25        .15        .21

1997                                                                 First     Second      Third     Fourth
---------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                           $12,592    $14,133    $14,886    $15,103
Gross Profit                                                         5,556      6,504      7,268      7,458
Net Income                                                             715      1,227      1,843      2,074
Basic and Diluted Earnings per Share                                   .12        .20        .22        .25

(a)  Reflects the July 1998 acquisition of Radiometrie U.S. and restructuring costs of $0.6 million.
(b)  Reflects the October 1998 acquisition of MF Physics.


Metrika Systems Corporation                                                     1998 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of Metrika Systems Corporation:

      We have audited the accompanying consolidated balance sheet of Metrika
Systems Corporation (a Delaware corporation and 67%-owned subsidiary of Thermo
Instrument Systems Inc.) and subsidiaries as of January 2, 1999, and January 3,
1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metrika
Systems Corporation and subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                                 Arthur Andersen LLP



Boston, Massachusetts
February 16, 1999


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

Overview

      The Company develops, manufactures, and markets on-line process-optimization systems that employ proprietary ultrahigh-speed advanced scientific measurement technologies. The Company operates in two segments:
On-line Raw Materials Analysis and On-line Finished Materials Quality Control.
The Company's Raw Materials segment is a pioneer in the development of process optimization systems that provide real-time, nondestructive analysis of the composition of raw materials in basic-materials production processes, including coal, cement, and minerals. The Company's Finished Materials segment manufactures advanced systems that measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste.
      The Company intends to supplement its internal growth with strategic acquisitions of complementary businesses. In July 1998, the Company acquired the stock of Honeywell-Measurex Data Measurement Corporation, a wholly owned subsidiary of Honeywell-Measurex Corporation (Note 3). This business, renamed
Radiometrie Corporation (Radiometrie U.S.), manufactures computerized, noncontact thickness, coating, and other measurement systems for the flat metal processing industry. In October 1998, the Company acquired MF Physics
Corporation (Note 3). MF Physics manufactures neutron generators and neutron activation analysis systems. There can be no assurance that additional businesses will be available at prices attractive to the Company.
      A significant portion of the Company's sales are of large systems, the timing of which can lead to variability in the Company's quarterly revenues and income. In addition, in 1998, approximately 43% of the Company's revenues originated outside the U.S. and approximately 33% were exports from the U.S.
Sales originating outside the U.S. represent revenues of the Company's Finished
Materials segment, the operations of which are located in Germany, the United
Kingdom, and France. These business units principally sell in their local currencies.
      Exports from the Company's U.S. operations are denominated in U.S.
dollars. The Company generally seeks to charge its customers in the same currency as its operating costs. However, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.
Since the operations of the Finished Materials segment are conducted primarily in Europe, the Company's operating results could be adversely affected by capital spending and economic conditions in Europe. The Company's strategy is to expand its Finished Materials segment in geographic areas outside of Europe, with particular emphasis on North America, which in turn may reduce the Company's exposure to European market conditions. The Company's acquisition of Maryland-based Honeywell-Measurex Data Measurement Corporation was part of this strategy.

Results of Operations

1998 Compared With 1997
      Revenues increased 23% to $70.0 million in 1998 from $56.7 million in 1997. Finished Materials segment revenues increased principally due to the inclusion of $13.7 million in revenues from the acquisition of Radiometrie U.S.
in July 1998. This increase was offset in part by the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates, which decreased revenues by $0.2 million. Raw Materials segment revenues decreased
$0.2 million, primarily due to a reduction in spending by raw-material producers and increased competition resulting from the entry of new

1998 Compared With 1997 (continued)
competitors into the market place, offset in part by the inclusion of $0.4 million in revenues from the acquisition of MF Physics in October 1998. As a result of these factors, backlog at the Raw Materials segment decreased to $7.1 million at year-end 1998 from $17.5 million at year-end 1997, which may adversely affect comparative sales in this segment in the first half of 1999.
      The gross profit margin decreased to 42% in 1998 from 47% in 1997. The gross profit margin at the Raw Materials segment decreased primarily due to reduced revenues and increased competition. The overall decrease in gross profit margin was due, to a lesser extent, to a decrease in the gross profit margin at the Finished Materials segment, principally due to the inclusion of lower-margin revenues from Radiometrie U.S.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 22% in 1998 from 25% in 1997. This decrease was primarily due to reductions in headcount and travel expense in the Raw Materials segment and, to a lesser extent, lower expenses as a percentage of revenues due to the integration of Radiometrie U.S. in the Finished Materials segment.
      Research and development expenses increased to $4.8 million in 1998 from $3.8 million in 1997, primarily due to the inclusion of research and development expenses at Radiometrie U.S., offset in part by reduced spending due to the completion of the development of new products introduced in 1997.
      During 1998, the Company recorded restructuring costs of $0.6 million related to severance costs for 35 employees (Note 12).
      Interest income remained relatively unchanged at $1.9 million in 1998 compared with $2.0 million in 1997, primarily due to the use of cash for the July 1998 acquisition of Radiometrie U.S., which was raised through the Company's initial public offering in June 1997 (Note 5). Interest expense decreased to $0.4 million in 1998 from $0.8 million in 1997, primarily due to a decrease in short-term borrowings at foreign divisions.
      The effective tax rate was 38% and 40% in 1998 and 1997, respectively. The effective tax rate decreased in 1998 due to a decrease in other nondeductible expenses. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and foreign tax rate and tax law differences.

1997 Compared With 1996
      Revenues increased 9% to $56.7 million in 1997 from $52.0 million in 1996, reflecting an increase of $5.2 million in the Raw Materials segment, primarily due to increased sales in international markets and the inclusion of $2.0 million in revenues from the acquisition of Autometrics in December 1996.
Finished Materials segment revenues decreased principally due to the unfavorable effects of currency translation, which decreased revenues by $2.3 million. This decrease was offset in part by an increase in demand in the U.S., which resulted primarily from the strengthening of the U.S. dollar relative to the German deutsche mark.
      The gross profit margin increased to 47% in 1997 from 45% in 1996. The gross profit margin at the Raw Materials segment increased primarily due to volume and a change in product mix, offset in part by the inclusion in 1997 of lower-margin revenues at Autometrics. The gross profit margin at the Finished
Materials segment improved due to higher costs incurred in the 1996 period relating to the introduction of new products and an increase in higher-margin sales in 1997 resulting from sales of such new products.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 25% in 1997 from 26% in 1996. The decrease was due to an increase in revenues, offset in part by an increase in legal expenses in connection with an ongoing patent infringement lawsuit initiated by the Company's Gamma-Metrics subsidiary, relating to its on-line raw-materials cement-analysis systems.
      Research and development expenses increased to $3.8 million in 1997 from $3.0 million in 1996, primarily due to an increase in product development expenses in the Raw Materials segment.
      Interest income increased to $2.0 million in 1997 from $0.1 million in 1996, primarily due to interest income earned on the invested proceeds from the Company's December 1996 private placement and June 1997 initial public offering
(Note 5).

1997 Compared With 1996 (continued)
      The effective tax rate was 40% in 1997 and 1996. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and foreign tax rate and tax law differences.

Liquidity and Capital Resources

      Consolidated working capital was $35.8 million at January 2, 1999, compared with $48.0 million at January 3, 1998. Included in working capital are cash, cash equivalents, and available-for-sale investments of $15.1 million at January 2, 1999, compared with $50.3 million at January 3, 1998. During 1998,
$4.4 million of cash was provided by operating activities. The Company funded a $9.8 million decrease in other current liabilities primarily due to a decrease in customer deposits and commissions as a result of lower bookings and revenues and due to lower amounts accrued in 1998 for income taxes and certain employee benefits. Cash of $3.2 million was provided by a decrease in accounts receivable, principally due to lower revenues at the Raw Materials segment in the fourth quarter of 1998, compared with the fourth quarter of 1997 and due to the timing of cash collections.
      During 1998, the Company used net cash of $24.5 million for investing activities. Excluding available-for-sale investments activity, the Company's primary investing activity was acquisitions, which used $30.1 million in cash, net of cash acquired (Note 3). In addition, the Company expended $0.7 million for purchases of property, plant, and equipment during 1998 and plans to make capital expenditures of approximately $0.9 million during 1999.
      The Company's financing activities used $9.3 million of cash in 1998, principally to fund repurchases of Company common stock and a decrease in short-term borrowings. The Company's Board of Directors has authorized the repurchase by the Company, through September 1999, of up to $10.0 million of its own securities. Through January 2, 1999, the Company had expended $4.6 million under this authorization. Any such purchases are funded from working capital.
      Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for the acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds and/or short-term borrowings from Thermo Instrument Systems Inc. or Thermo Electron
Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to this risk through its regular operating and financing activities. Additionally, the Company uses short-term forward contracts to manage certain exposures to foreign currencies.
The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The Company does not engage in extensive foreign currency hedging activities. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The Company's forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars and German deutsche marks. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

Market Risk (continued)

Foreign Currency Exchange Rates
      Forward foreign exchange contracts are sensitive to changes in foreign currency exchange rates. The fair value of forward foreign exchange contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign exchange rates. A 10% depreciation in year-end 1998 foreign currency exchange rates related to the Company's contracts would result in a decrease in the unrealized gain on forward foreign exchange contracts of $0.1 million. Since the Company uses forward foreign exchange contracts as hedges of firm purchase and sale commitments, the unrealized gain or loss on forward foreign currency exchange contracts resulting from changes in foreign currency exchange rates would be offset by a corresponding change in the fair value of the hedged item.
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pound sterling, German deutsche marks, Dutch guilders, and French francs. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A
10% depreciation in year-end 1998 functional currencies, relative to the U.S.
dollar, would result in a $1.3 million reduction of shareholders' investment.

Year 2000

     The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company'syear 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products;
(iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing, and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 80% complete as of January 2, 1999.
In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. As for the Company's critical facilities, the Company is in the process of upgrading and/or replacing, for example, elevators, thermostats, and security systems. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by September 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with, or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The
Company believes that certain of its older products, which it no longer manufactures or sells, may not be year 2000 compliant. The Company is continuing to test and evaluate such products. The Company is focusing its efforts on products that are still under warranty and/or are early in their expected life.
The Company is offering upgrades and/or identifying potential solutions where reasonably practicable.

Year 2000 (continued)

      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company is now following-up and monitoring the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The Company has commenced its assessment of third-party risk, and expects to be substantially completed by September 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. Year 2000 costs were funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                           Forward-looking Statements
      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Dependence on Capital Spending Policies. The Company's customers include coal-burning utilities, coal mines, cement manufacturers, and manufacturers of web-type materials such as metal strip, rubber, and plastic foils. The capital spending policies of these companies can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of process control equipment or techniques, and policies regarding capital expenditures during recessions. Any decrease in capital spending by these customers could have a material adverse effect on the Company's business and results of operations. Further, the Company's growth is dependent in part on construction and upgrade of manufacturing plants in the basic-materials industries. A recession in one or more markets could cause a slowdown or reduction in capital spending and in new-plant construction.

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

      Technological Change and New Products. The market for on-line process optimization systems is characterized by changing technology, evolving industry standards, and new-product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements and to successfully serve broader industry segments. The Company is currently devoting significant resources toward the enhancement of its existing products and the development of new products and technologies. There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion or that the Company's current or future products will satisfy the needs of the on-line process optimization systems markets. Any failure to complete the enhancement and development of these products or the failure of the Company's current or future products to satisfy market needs could have a material adverse effect on the Company's business and results of operations.

      Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers, the need for regulatory approvals, including antitrust approvals, and the high valuations of businesses resulting from historically high stock prices in many countries. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's shareholders.

      International Operations and International Sales. In 1998, 1997, and 1996, sales originating outside the U.S. accounted for 43%, 51%, and 56%, respectively, of the Company's total revenues. In addition, in 1998, 1997, and 1996, U.S. export sales accounted for 33%, 33%, and 26%, respectively, of the Company's total revenues. The Company anticipates that sales outside the U.S.
and U.S. export sales will continue to account for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system;
foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; the protection of intellectual property in foreign countries may be more difficult to enforce; and fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency. In 1998, effects of currency translation, primarily due to a stronger
U.S. dollar, decreased revenues by $0.2 million. Further, a significant portion of the Company's business is conducted in foreign countries, particularly
Germany. Foreign operations are also subject to certain risks such as general economic conditions in the countries in which the Company operates, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and overlap of different tax structures. Tax rates in certain foreign countries exceed that of the U.S. and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls, or other restrictions. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

      Competition. The Company encounters intense competition in the sale of products from the Finished Materials segment. The Company believes that the principal competitive factors affecting the market for on-line process optimization systems include quality and reliability, accuracy, price, customer service and support, ease of use, distribution channels, technical features, and compatibility with customers' manufacturing processes. Certain of the Company's competitors have greater resources, manufacturing and marketing capabilities, technical staff, and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Further, competition with respect to all of the Company's products could increase if new companies enter the market or if existing competitors expand their product lines. There can be no assurance that competitors of the Company will not develop technological innovations that will render products of the Company obsolete.

      Proprietary Rights. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors.
Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe upon the Company's patents. The
Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute, or market its products and services in the U.S. and abroad. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the

Company's products or technologies. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that the Company would prevail in any such contest or that any license required under any such competitor's proprietary technology would be made available on acceptable terms. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that these protections will be adequate.

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

      Potential Fluctuations in Quarterly Performance. Many of the Company's products are large systems that may require significant capital expenditures.
Consequently, the timing of sales of these systems could affect the Company's quarterly earnings. Further, the Company's quarterly operating results may also vary significantly depending on a number of other factors, including the size, timing, and shipment of individual orders, changes in pricing by the Company or its competitors, discount levels, seasonality of revenue, foreign currency exchange rates, the mix of products sold, introduction and delivery of new product enhancements by the Company and its competitors, and general economic conditions. Generally, the Company recognizes product revenues upon shipment of its products. Revenues on substantially all contracts are recognized using the percentage-of-completion method. Typically, the Company experiences higher revenues in the second half of each year due to seasonality experienced by its Finished Materials segment, primarily because customers tend to place their orders earlier in the year so that they can have the systems installed either during the holiday season in the third quarter or between Christmas and the New
Year. Because certain operating expenses of the Company are based on anticipated capacity levels and a high percentage of the Company's expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business or results of operations.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues.
Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                         Selected Financial Information

(In thousands except per share amounts)             1998 (a)    1997 (b)   1996 (c)       1995       1994
-------------------------------------------------- ---------- ----------- ---------- ---------- ----------

Statement of Income Data
Revenues                                            $ 70,029   $  56,714   $ 52,047   $ 46,032   $ 38,612
Income Before Provision for Income Taxes              10,293       9,779      6,406      4,920      3,256
Net Income                                             6,343       5,859      3,845      2,852      1,767
Basic and Diluted Earnings per Share                     .77         .82        .76        .57        .35

Balance Sheet Data
Working Capital                                     $ 35,818   $  47,975   $  8,705   $ (8,070)  $ (4,665)
Total Assets                                         105,444     102,952     66,766     53,974     49,261
Long-term Obligation                                   3,437       3,858      5,223      6,470      6,780
Shareholders' Investment                              66,385      63,805     24,861      9,382     14,095

(a) Reflects the July 1998 acquisition of Radiometrie U.S.
(b) Reflects the December 31, 1996, acquisition of Autometrics, and the June
    1997 initial public offering of Company common stock.
(c) Reflects the December 1996 private placement of Company common stock.



Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol MKA. The following table sets forth the high and low sale prices of the Company's common stock since June 20, 1997, the date the Company's common stock began trading on that exchange, as reported in the consolidated transaction reporting system.

                                                                        1998                   1997
                                                                 -------------------   ------------------
Quarter                                                             High        Low       High         Low
--------------------------------------------------------------- ---------- ---------- ---------- ----------

First                                                             $16 1/4  $12 7/8      $    -     $     -
Second                                                             18       14 15/16     15 5/8      15 1/2
Third                                                              17        8 1/2       16          13 7/8
Fourth                                                              9 3/8    8           18 1/2      14

      As of January 29, 1999, the Company had 46 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $8 1/2 per share.

Shareholder Services
      Shareholders of Metrika Systems Corporation who desire information about the Company are invited to contact the Investor Relations Department, Metrika Systems Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/mka1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Metrika Systems Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 11 a.m. at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.

