Form 10-K, Exhibit 13
period 2000-01-01
METRIKA SYSTEMS CORP
filed 2000-03-09
CIK 1030054

Exhibit 13

















                           Metrika Systems Corporation

                        Consolidated Financial Statements

                                     1999

Metrika Systems Corporation                                                      1999 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                            1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Revenues (Note 10)                                                              $72,007  $ 70,029  $56,714
                                                                                -------  --------  -------

Costs and Operating Expenses:
 Cost of revenues                                                                43,256    40,537   29,928
 Selling, general, and administrative expenses (Note 6)                          18,550    15,250   14,367
 Research and development expenses                                                5,537     4,773    3,815
 Restructuring costs (Note 11)                                                     (402)      624        -
                                                                                -------  --------  -------

                                                                                 66,941    61,184   48,110
                                                                                -------  --------  -------

Operating Income                                                                  5,066     8,845    8,604

Interest Income                                                                     933     1,897    2,013
Interest Expense (Note 7)                                                          (621)     (449)    (838)
                                                                                -------  --------  -------

Income Before Provision for Income Taxes                                          5,378    10,293    9,779
Provision for Income Taxes (Note 5)                                               2,258     3,950    3,920
                                                                                -------  --------  -------

Net Income                                                                      $ 3,120  $  6,343  $ 5,859
                                                                                =======  ========  =======

Basic and Diluted Earnings per Share (Note 12)                                  $   .42  $    .77  $   .82
                                                                                =======  ========  =======

Weighted Average Shares (Note 12)
 Basic                                                                            7,456     8,195    7,143
                                                                                =======  ========  =======

 Diluted                                                                          7,456     8,204    7,147
                                                                                =======  ========  =======





















The accompanying notes are an integral part of these consolidated financial statements.


Metrika Systems Corporation                                                      1999 Financial Statements

                           Consolidated Balance Sheet

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $12,752 under repurchase                          $  2,898   $ 15,093
   agreement with affiliated company in 1998)
 Advance to affiliate                                                                    19,775          -
 Accounts receivable, less allowances of $2,053 and $2,286                               18,153     25,066
 Unbilled contract costs and fees                                                         9,367      7,224
 Inventories                                                                             14,338     12,257
 Deferred tax asset (Note 5)                                                              4,341      4,439
 Other current assets                                                                       565        806
                                                                                       --------   --------

                                                                                         69,437     64,885
                                                                                       --------   --------

Property, Plant, and Equipment, at Cost, Net                                              9,994     11,824
                                                                                       --------   --------

Other Assets                                                                              2,084      4,087
                                                                                       --------   --------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                              29,753     24,648
                                                                                       --------   --------

                                                                                       $111,268   $105,444
                                                                                       ========   ========

Metrika Systems Corporation                                                      1999 Financial Statements

                     Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                        1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
 Short-term obligations and current maturities of long-term                            $ 15,347   $  6,303
   obligation (includes $4,792 of advance from affiliate in 1999)
 Accounts payable                                                                         2,714      3,291
 Accrued payroll and employee benefits                                                    2,812      2,589
 Accrued income taxes                                                                     5,278      1,024
 Customer deposits                                                                        1,644      1,302
 Billings in excess of contract costs and fees                                            2,123      2,163
 Accrued installation and warranty costs                                                  3,978      3,508
 Other accrued expenses (Note 2)                                                          3,757      4,986
 Due to parent company and affiliated companies (Note 6)                                  3,216      3,901
                                                                                       --------   --------

                                                                                         40,869     29,067
                                                                                       --------   --------

Deferred Income Taxes (Note 5)                                                              133      1,572
                                                                                       --------   --------

Accrued Pension Costs (Note 3)                                                            4,563      4,983
                                                                                       --------   --------

Long-term Obligation (Note 7)                                                                 -      3,437
                                                                                       --------   --------

Commitments (Note 8)

Shareholders' Investment (Notes 3 and 4):
 Common stock, $.01 par value, 25,000,000 shares authorized;                                 83         83
   8,270,728 and 8,267,828 shares issued
 Capital in excess of par value                                                          58,665     58,641
 Retained earnings                                                                       15,620     12,500
 Treasury stock at cost, 862,600 and 533,700 shares                                      (7,288)    (4,620)
 Deferred compensation                                                                      (16)         -
 Accumulated other comprehensive items                                                   (1,361)      (219)
                                                                                       --------   --------

                                                                                         65,703     66,385
                                                                                       --------   --------

                                                                                       $111,268   $105,444
                                                                                       ========   ========












The accompanying notes are an integral part of these consolidated financial statements.


Metrika Systems Corporation                                                      1999 Financial Statements

                      Consolidated Statement of Cash Flows

(In thousands)                                                                   1999       1998     1997
---------------------------------------------------------------------------- ---------- --------- --------

Operating Activities
 Net income                                                                  $  3,120   $  6,343  $  5,859
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                              2,571      2,069     1,630
     Provision for losses on accounts receivable                                  466        470       633
     Deferred income tax expense                                                1,832      2,488       482
     Other noncash items                                                          293        376       104
     Changes in current accounts, excluding the effects of acquisitions:
       Accounts receivable                                                      1,602      3,231    (6,987)
       Inventories and unbilled contract costs and fees                        (3,064)        35    (1,323)
       Other current assets                                                       480       (541)     (162)
       Accounts payable                                                          (807)      (287)     (190)
       Other current liabilities                                               (2,745)    (9,812)    3,053
                                                                             --------   --------  --------

        Net cash provided by operating activities                               3,748      4,372     3,099
                                                                             --------   --------  --------

Investing Activities
 Acquisitions, net of cash acquired (Note 2)                                   (7,729)   (30,129)   (1,344)
 Refund of acquisition purchase price (Note 2)                                  8,374          -         -
 Advances to affiliate, net                                                   (19,775)         -         -
 Purchases of available-for-sale investments                                        -          -    (6,091)
 Proceeds from maturities of available-for-sale investments                         -      6,245         -
 Purchases of property, plant, and equipment                                     (743)      (731)     (674)
 Other                                                                            110        118        63
                                                                             --------   --------  --------

        Net cash used in investing activities                                 (19,763)   (24,497)   (8,046)
                                                                             --------   --------  --------

Financing Activities
 Net proceeds from issuance of Company common stock (Note 4)                        -          -    32,528
 Purchases of Company common stock                                             (2,668)    (4,620)        -
 Decrease in due to parent company and affiliated companies                         -          -    (1,770)
 Net increase (decrease) in short-term obligations                              9,562     (3,940)     (489)
 Repayment of long-term obligation                                             (2,952)      (712)     (662)
                                                                             --------   --------  --------

        Net cash provided by (used in) financing activities                     3,942     (9,272)   29,607
                                                                             --------   --------  --------

Exchange Rate Effect on Cash                                                     (122)       446      (845)
                                                                             --------   --------  --------

Increase (Decrease) in Cash and Cash Equivalents                              (12,195)   (28,951)   23,815
Cash and Cash Equivalents at Beginning of Year                                 15,093     44,044    20,229
                                                                             --------   --------  --------

Cash and Cash Equivalents at End of Year                                     $  2,898   $ 15,093  $ 44,044
                                                                             ========   ========  ========



Metrika Systems Corporation                                                      1999 Financial Statements

                Consolidated Statement of Cash Flows (continued)

(In thousands)                                                                    1999      1998     1997
---------------------------------------------------------------------------- ---------- --------- --------

Cash Paid For
 Interest                                                                    $     341  $    533  $    749
 Income taxes                                                                $     842  $  2,912  $  2,314

Noncash Activities
 Fair value of assets of acquired companies                                  $   8,704  $ 42,746  $  2,387
 Cash paid for acquired companies                                               (7,767)  (31,000)   (1,347)
                                                                             ---------  --------  --------

   Liabilities assumed of acquired companies                                 $     937  $ 11,746  $  1,040
                                                                             =========  ========  ========






































The accompanying notes are an integral part of these consolidated financial statements.


Metrika Systems Corporation                                                      1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Comprehensive Income
Net Income                                                                   $ 3,120    $ 6,343    $ 5,859
                                                                             -------    -------    -------
Other Comprehensive Items, Net:
 Foreign currency translation adjustment                                      (1,142)       780        548
 Unrealized gain (loss) on available-for-sale investments                          -         (9)         9
                                                                             -------    -------    -------

                                                                              (1,142)       771        557
                                                                             -------    -------    -------

                                                                             $ 1,978    $ 7,114    $ 6,416
                                                                             =======    =======    =======

Shareholders' Investment
Common Stock, $.01 Par Value:
 Balance at beginning of year                                                $    83    $    83    $    60
 Net proceeds from issuance of Company common stock (Note 4)                       -          -         23
                                                                             -------    -------    -------

 Balance at end of year                                                           83         83         83
                                                                             -------    -------    -------

Capital in Excess of Par Value:
 Balance at beginning of year                                                 58,641     58,555     26,050
 Net proceeds from issuance of Company common stock (Note 4)                       -          -     32,505
 Issuance of stock under directors' and employees' stock plans                    24          -          -
(Note 3)
 Tax benefit related to employees' and directors' stock plans                      -         86          -
                                                                             -------    -------    -------

 Balance at end of year                                                       58,665     58,641     58,555
                                                                             -------    -------    -------

Retained Earnings:
 Balance at beginning of year                                                 12,500      6,157        298
 Net income                                                                    3,120      6,343      5,859
                                                                             -------    -------    -------

 Balance at end of year                                                       15,620     12,500      6,157
                                                                             -------    -------    -------

Treasury Stock:
 Balance at beginning of year                                                 (4,620)         -          -
 Purchases of Company common stock                                            (2,668)    (4,620)         -
                                                                             -------    -------    -------

 Balance at end of year                                                       (7,288)    (4,620)         -
                                                                             -------    -------    -------

Deferred Compensation (Note 3):
 Balance at beginning of year                                                      -          -          -
 Issuance of restricted stock under employees' stock plans                       (24)         -          -
 Amortization of deferred compensation                                             8          -          -
                                                                             -------    -------    -------

 Balance at end of year                                                          (16)         -          -
                                                                             -------    -------    -------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                                   (219)      (990)    (1,547)
 Other comprehensive items, net                                               (1,142)       771        557
                                                                             -------    -------    -------

 Balance at end of year                                                       (1,361)      (219)      (990)
                                                                             -------    -------    -------

                                                                             $65,703    $66,385    $63,805
                                                                             =======    =======    =======

The accompanying notes are an integral part of these consolidated financial statements.


Metrika Systems Corporation                                                      1999 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Metrika Systems Corporation (the Company) develops, manufactures, and markets on-line process optimization systems that employ proprietary ultrahigh-speed scientific measurement technologies. The Company operates in two segments. The Company's On-line Finished Materials Quality Control (Finished
Materials) segment manufactures advanced systems that measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste. The Company's On-line Raw
Materials Analysis (Raw Materials) segment manufactures process-optimization systems that provide real-time, nondestructive analysis of the composition of raw materials; including coal, cement, and minerals; during production.

Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
      The Company was incorporated in November 1996, as a wholly owned subsidiary of Thermo Instrument Systems Inc. As of January 1, 2000, Thermo
Instrument owned 5,219,600 shares of the Company's common stock, representing
70% of such stock outstanding. Thermo Instrument is an 88%-owned subsidiary of Thermo Electron Corporation. As of January 1, 2000, Thermo Electron owned
627,100 shares of the Company's common stock, representing 8% of such stock outstanding.
      In January 2000, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries including the Company. As part of the reorganization, Thermo Instrument will acquire the publicly held shares of the Company (Note 14).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998, and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998, respectively. Fiscal years 1999 and
1998 each included 52 weeks; fiscal 1997 included 53 weeks.

Revenue Recognition
      Generally, the Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Revenues and profits on contracts, which due to their complexity extend over multiple quarterly reporting periods, are recognized using the percentage-of-completion method. Such contracts include all manufacturing contracts of the Company's Finished Materials segment, which commonly are of 5 to 10 months in duration, as well as certain contracts of similar duration or longer in the Company's Raw Materials segment. Revenues recorded under the percentage-of-completion method were $34,474,000 in 1999, $27,316,000 in 1998, and $20,421,000 in 1997. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss.
Contracts generally provide for the billing of customers upon the attainment of certain milestones in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees, and amounts billed in excess of revenues are classified as billings in excess of contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the effect would be antidilutive, diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects.

Stock Split
      In May 1997, the Company declared and effected a one-for-two reverse stock split. All share and per share information was restated in 1997 to reflect the stock split.

Cash and Cash Equivalents
      At year-end 1998, $12,752,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The
Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement.
      At year-end 1999 and 1998, the Company's cash equivalents also included investments in interest-bearing accounts at the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Advance to/from Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

      In addition, certain of the Company's European-based subsidiaries participate in a new cash management arrangement with a wholly owned subsidiary of Thermo Electron. The Company has access to a $11,327,000 line of credit under this arrangement, of which the Company had borrowed $4,792,000 at year-end 1999.
Interest under this arrangement is calculated based on Euro market rates and was 3.95% at year-end 1999. The other terms of this arrangement are similar to the domestic cash management arrangement.

Inventories
      Inventories are stated at the lower of cost (on a weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Raw Material and Supplies                                                                $ 8,855  $ 8,036
Work in Process                                                                            4,835    3,746
Finished Goods                                                                               648      475
                                                                                         -------  -------

                                                                                         $14,338  $12,257
                                                                                         =======  =======
      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 40 years; machinery and equipment, 2 to 20 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Land                                                                                     $ 1,490  $  1,734
Buildings                                                                                  6,959     8,102
Machinery, Equipment, and Leasehold Improvements                                           7,279     7,760
                                                                                         -------  --------

                                                                                          15,728    17,596
Less:  Accumulated Depreciation and Amortization                                           5,734     5,772
                                                                                         -------  --------

                                                                                         $ 9,994  $ 11,824
                                                                                         =======  ========

Other Assets
      Other assets in the accompanying balance sheet consists primarily of acquired technology and other intangibles, including the cost of acquired patents, that are being amortized using the straight-line method over their estimated useful lives, ranging from 5 to 20 years. These assets were $2,084,000 and $2,430,000, net of accumulated amortization of $1,977,000 and $1,634,000, at year-end 1999 and 1998, respectively.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $3,293,000 and $2,544,000 at year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset.
The Company assesses cash flows before interest charges and when impairment is indicated, writes the asset down to fair value. If quoted market values are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

Comprehensive Income
      Comprehensive income combines net income and "Other comprehensive items, net," which represents foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1999 and 1998, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

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

Recent Accounting Pronouncement
      In December 1999, the Securities and Exchange Commission issued Staff
Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements."
SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur at completion of installation and/or upon customer acceptance. SAB 101 requires that companies conform their revenue recognition practices to the requirements therein during the first quarter of calendar 2000 through recording a cumulative net of tax effect of the change in accounting. The Company has not completed the analysis to determine the effect that SAB 101 will have on its financial statements.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

Presentation
      Certain amounts in 1998 and 1997 have been reclassified to conform to the presentation in the 1999 financial statements.

2.    Acquisitions

      In July 1999, the Company acquired the assets of the Instrumentation division of Amdel Limited, for $7,767,000 in cash and the assumption of certain liabilities. This business has been renamed Gamma-Metrics Minerals Pty Ltd
(Gamma-Metrics Minerals). Gamma-Metrics Minerals is an Australia-based provider of on-line process instruments for the minerals industry. The Company funded the purchase of Gamma-Metrics Minerals principally through borrowings under a newly established line of credit of approximately $7,000,000. The facility is due on demand and bears interest at a variable rate, which was 6.0% at January 1, 2000.
The facility expires in July 2002 and is guaranteed by Thermo Electron. In addition, Gamma-Metrics Minerals obtained a line of credit for working capital purposes, which permits borrowings of up to approximately $3,000,000. This line expires in July 2000 and is guaranteed by Thermo Electron. As of January 1, 2000, the Company had borrowings of $1,140,000 under this working capital line of credit. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $5,988,000, which is being amortized over 40 years.
      In October 1998, the Company acquired the assets, subject to certain liabilities, of MF Physics Corporation for $2,000,000 in cash. MF Physics manufactures neutron generators and neutron-activation analysis systems. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $1,351,000, which is being amortized over 40 years.
      In July 1998, the Company acquired the stock of Honeywell-Measurex Data
Measurement Corporation, a wholly owned subsidiary of Honeywell-Measurex
Corporation, for $29,000,000 in cash. This business has been renamed Radiometrie
Corporation (Radiometrie U.S.). Radiometrie U.S. manufactures computerized, noncontact thickness, coating, and other measurement systems for the flat metal processing industry. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $11,853,000, which is being amortized over 40 years. During 1999, the Company received a refund of $574,000 related to a previously agreed upon purchase price adjustment in connection with the acquisition of Radiometrie U.S. Also during 1999, the Company and Honeywell negotiated a post-closing adjustment under the terms of the purchase agreement pertaining to the determination of the amount of certain assets and liabilities of Radiometrie U.S. at the date of acquisition for which Honeywell had maintained responsibility. This negotiation resulted in an amount due to the Company of $7,800,000, all of which was received in three installments during 1999. A corresponding increase in the allowance for bad debts and certain liability accounts has been recorded to reflect the transfer of responsibility for these matters to the Company.
      These acquisitions have been accounted for using the purchase method of accounting and their results have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired.
      The Company has undertaken restructuring actions in connection with certain of its acquisitions. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Pronouncement (EITF)
95-3, have included a reduction in staffing levels across all functions, relocation of personnel, and abandonment of excess facilities at the acquired businesses. In connection with these restructuring activities, as



2.    Acquisitions (continued)

part of the cost of acquisitions, the Company established reserves, primarily for severance and excess facilities. In accordance with the requirements of EITF
95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Unresolved matters at January 1, 2000, primarily included completion of planned severance and employee relocation costs for Gamma-Metrics Minerals, which the Company expects to complete in the second quarter of 2000.
      A summary of the changes in accrued acquisition expenses for severance is as follows:

(In thousands)                                                   Radiometrie          Other         Total
                                                                        U.S.
-------------------------------------------------------------- -------------- -------------- -------------

Balance at December 28, 1996                                           $   -          $   -          $   -
 Reserves established                                                      -            130            130
 Usage                                                                     -           (100)          (100)
                                                                       -----          -----          -----

Balance at January 3, 1998                                                 -             30             30
 Reserves established                                                    800              -            800
 Usage                                                                  (382)           (30)          (412)
                                                                       -----          -----          -----

Balance at January 2, 1999                                               418              -            418
 Reserves established                                                    337             66            403
 Usage                                                                  (755)           (12)          (767)
 Currency translation                                                      -             (1)            (1)
                                                                       -----          -----          -----

Balance at January 1, 2000                                             $   -          $  53          $  53
                                                                       =====          =====          =====

      The reserves established for severance at Radiometrie U.S. was for 110 employees. The reserves established for severance in 1997 was for 23 employees for an acquisition completed at the beginning of 1997.
      A summary of the change in accrued acquisition expenses for excess facilities is as follows:

(In thousands)                                                   Radiometrie          Other         Total
                                                                        U.S.
-------------------------------------------------------------- -------------- -------------- -------------

Balance at December 28, 1996                                           $   -          $   -          $   -
 Reserves established                                                      -             44             44
 Usage                                                                     -            (44)           (44)
                                                                       -----          -----          -----

Balance at January 3, 1998                                                 -              -              -
 Reserves established                                                    300             50            350
 Usage                                                                  (201)            (5)          (206)
                                                                       -----          -----          -----

Balance at January 2, 1999                                                99             45            144
 Reserves established                                                     78              -             78
 Usage                                                                  (177)           (22)          (199)
                                                                       -----          -----          -----

Balance at January 1, 2000                                             $   -          $  23          $  23
                                                                       =====          =====          =====

      The reserves for excess facilities at Radiometrie U.S. were for lease payments for facilities in Gaithersburg, Maryland, that were abandoned.


2.    Acquisitions (continued)

      A summary of the change in accrued acquisition expenses for other expenses is as follows:

(In thousands)                                                   Radiometrie          Other         Total
                                                                        U.S.
-------------------------------------------------------------- -------------- -------------- -------------

Balance at December 28, 1996                                           $   -          $   -          $   -
 Reserves established                                                      -            176            176
 Usage                                                                     -           (138)          (138)
                                                                       -----          -----          -----

Balance at January 3, 1998                                                 -             38             38
 Reserves established                                                    200             30            230
 Usage                                                                   (99)           (68)          (167)
                                                                       -----          -----          -----

Balance at January 2, 1999                                               101              -            101
 Reserves established                                                    148             50            198
 Usage                                                                  (249)             -           (249)
 Currency translation                                                      -             (1)            (1)
                                                                       -----          -----          -----

Balance at January 1, 2000                                             $   -          $  49          $  49
                                                                       =====          =====          =====

      The reserves established for other acquisition expenses were primarily for employee relocation expenses.
      Based on unaudited data, the following table presents selected financial information on a pro forma basis, assuming the Company and Gamma-Metrics
Minerals had been combined since the beginning of 1998, and the Company and Radiometrie U.S. had been combined since the beginning of 1997. The effect of the acquisition of MF Physics was not included in the pro forma data, because it was not material to the Company's results of operations.

(In thousands except per share amounts)                                 1999           1998          1997
------------------------------------------------------------- --------------- -------------- -------------

Revenues                                                             $74,991        $90,134        $90,791
Net Income                                                             3,347          4,890          1,450
Basic and Diluted Earnings per Share                                     .45            .60            .20

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Gamma-Metrics Minerals been made at the beginning of 1998 or the acquisition of Radiometrie U.S. been made at the beginning of 1997.

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. These plans permit the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee.
Generally, options granted to date are exercisable immediately, but are subject to certain

3.    Employee Benefit Plans (continued)

transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument. Participation in these plans is accounted for in accordance with APB No. 25.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 75,000 shares at a weighted average exercise price of $15.02 elected to participate in this exchange and, as a result, received options to purchase
38,000 shares of Company common stock at $8.58 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders could not sell shares purchased pursuant to such new options for six months from the exchange date.
The options exchanged were canceled by the Company.
      In 1999, the Company awarded 2,900 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $24,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.
      A summary of the Company's stock option activity is as follows:

                                                             1999            1998            1997
                                                -----------------  --------------------  ----------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                 Number              Number              Number
                                                     of                  of                  of
(Shares in thousands)                            Shares              Shares              Shares
---------------------------------------------- -------- --------- --------- ---------- -------- ---------

Options Outstanding, Beginning of Year              346     $12.52      301     $15.00        -     $    -
 Granted                                             75      8.27       143       8.99      303      15.00
 Forfeited                                          (16)     9.17       (23)     14.79       (2)     15.00
 Canceled due to exchange                             -         -       (75)     15.02        -          -
                                                   ----                ----                 ---

Options Outstanding, End of Year                    405     $11.86      346     $12.52      301     $15.00
                                                   ====     ======     ====     ======      ===     ======

Options Exercisable                                 405     $11.86      346     $12.52      301     $15.00
                                                   ====     ======     ====     ======      ===     ======

Options Available for Grant                         542                 104                  49
                                                   ====                ====                 ===




3.    Employee Benefit Plans (continued)

      A summary of the status of the Company's stock options at January 1, 2000, is as follows:

                                                             Options Outstanding and Exercisable
                                                     -----------------------------------------------------
Range of Exercise Prices                                   Number             Weighted           Weighted
                                                               of              Average            Average
                                                           Shares            Remaining           Exercise
                                                   (In thousands)     Contractual Life              Price
------------------------------------------- ---------------------- -------------------- ------------------

$  7.00 - $ 9.03                                             114            6.2 years              $ 8.41
   9.04 -  11.07                                              89            3.7 years                9.14
  11.08 -  15.15                                             202            8.9 years               15.00
                                                             ---

$  7.00 - $15.15                                             405            7.0 years              $11.86
                                                             ===

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1999, the program was sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction.
Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

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

(In thousands except per share amounts)                                       1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Net Income:
 As reported                                                                $3,120      $6,343      $5,859
 Pro forma                                                                   2,813       6,130       5,712

Basic and Diluted Earnings per Share:
 As reported                                                                   .42         .77         .82
 Pro forma                                                                     .38         .75         .80

      Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.


3.    Employee Benefit Plans (continued)

      The weighted average fair value per share of options granted was $2.69, $2.81, and $7.51 in 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                               1999       1998       1997
------------------------------------------------------------------------- ---------- ----------- ---------

Volatility                                                                      30%        29%         29%
Risk-free Interest Rate                                                        5.5%       4.4%        6.2%
Expected Life of Options                                                  4.0 years  4.5 years   8.3 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for this plan $508,000, $316,000, and $215,000 in 1999, 1998, and 1997,
respectively.

Defined Benefit Pension Plan
      The Company's German subsidiary has an unfunded defined benefit pension plan covering substantially all of its full-time employees. Benefits are based on a percentage of eligible earnings for each year of service in excess of ten years of service.
      Net periodic benefit costs included the following components:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Service Cost                                                                  $124        $128        $120
Interest Cost                                                                  224         220         203
Recognized Net Actuarial Gain                                                  (34)        (39)        (45)
                                                                              ----        ----        ----

                                                                              $314        $309        $278
                                                                              ====        ====        ====



3.    Employee Benefit Plans (continued)

      The Company's defined benefit plan activity was as follows:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------- ----------- ----------- ----------

Change in Benefit Obligation:
 Benefit obligation at beginning of year                                                $3,909      $3,325
 Service cost                                                                              124         128
 Interest cost                                                                             224         220
 Translation adjustment                                                                   (564)        274
 Actuarial (gain) loss                                                                      70         (13)
 Benefits paid                                                                             (32)        (25)
                                                                                        ------      ------

 Benefit obligation at end of year                                                       3,731       3,909
                                                                                        ------      ------

Unrecognized Net Actuarial Gain                                                            832       1,074
                                                                                        ------      ------

Accrued Pension Costs                                                                   $4,563      $4,983
                                                                                        ======      ======

      Actuarial assumptions used to determine the net periodic pension costs were as follows:

                                                                              1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Discount Rate                                                                 6.5%        6.5%        6.5%
Rate of Increase in Salary Levels                                             2.5%        2.5%        2.5%

Defined Contribution Pension Plan
      In addition, the Company's United Kingdom subsidiary participates in a multi-employer, defined contribution pension plan covering substantially all of its full-time employees. For this plan, the Company contributed and charged to expense $171,000, $172,000, and $161,000 in 1999, 1998, and 1997, respectively.

4.    Common Stock

Sale of Common Stock
      In June 1997, the Company sold 2,300,000 shares of its common stock in an initial public offering at $15.50 per share for net proceeds of $32,528,000.

Reserved Shares
      At January 1, 2000, the Company had reserved 1,022,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.



5.    Income Taxes

      The components of income before provision for income taxes are as follows:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Domestic                                                                   $   662     $ 6,762      $6,460
Foreign                                                                      4,716       3,531       3,319
                                                                           -------     -------      ------

                                                                           $ 5,378     $10,293      $9,779
                                                                           =======     =======      ======

      The components of the provision for income taxes are as follows:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Currently Payable:
 Federal                                                                   $(1,361)    $   694     $ 2,616
 State                                                                        (114)         33         134
 Foreign                                                                     1,901         735         688
                                                                           -------     -------     -------

                                                                               426       1,462       3,438
                                                                           -------     -------     -------

Net Deferred (Prepaid):
 Federal                                                                     1,553       1,772         (80)
 State                                                                         279         106         (17)
 Foreign                                                                         -         610         579
                                                                           -------     -------     -------

                                                                             1,832       2,488         482
                                                                           -------     -------     -------

                                                                           $ 2,258     $ 3,950     $ 3,920
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

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Provision for Income Taxes at Statutory Rate                                $1,829      $3,500      $3,325
Increases (Decreases) Resulting From:
 State income taxes, net of federal tax                                        109          92          77
 Foreign tax rate and tax law differential                                     298         144         139
 Tax benefit of foreign sales corporation                                        -        (142)       (173)
 Amortization of cost in excess of net assets of acquired                      215         195         117
companies
 Other, net                                                                   (193)        161         435
                                                                            ------      ------      ------

                                                                            $2,258      $3,950      $3,920
                                                                            ======      ======      ======



5.    Income Taxes (continued)

      Deferred tax asset and liability in the accompanying balance sheet consist of the following:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ----------

Deferred Tax Asset:
 Reserves and accruals                                                                  $2,252      $2,097
 Inventory basis difference                                                              1,508       1,646
 Accrued compensation                                                                      268         360
 Foreign tax loss carryforwards                                                            178         972
 Foreign prepaid                                                                           313         336
                                                                                        ------      ------

                                                                                         4,519       5,411
 Less:  Valuation allowance                                                                178         972
                                                                                        ------      ------

                                                                                        $4,341      $4,439
                                                                                        ======      ======
Deferred Income Taxes:
 Depreciation and amortization                                                          $  133      $1,572
                                                                                        ======      ======

      The valuation allowance relates to uncertainties surrounding the realization of foreign net operating losses, which is dependent on the future income of certain subsidiaries of the Company. The Company believes that it is more likely than not that these deferred tax assets will not be realized. The decrease in the valuation allowance was due to utilization of certain of these acquired net operating losses. Any tax benefit resulting from use of acquired loss carryforwards is recorded as a reduction of cost in excess of net assets of acquired companies. As of January 1, 2000, the Company had $409,000 of foreign tax loss carryforwards which do not expire.
      A provision has not been made for U.S. or additional foreign taxes on $9,000,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

6.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. For these services, the Company was charged $576,000, $560,000, and $567,000 in 1999, 1998, and 1997,
respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron
Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.


6.    Related-party Transactions (continued)

Cash Management
      The Company invests excess cash and borrows short-term funds under arrangements with Thermo Electron as discussed in Note 1.

Due to Parent Company and Affiliated Companies
      The Company had $3,216,000 and $3,901,000 of noninterest-bearing advances from Thermo Instrument and affiliated companies at year-end 1999 and 1998, respectively, which are due on demand.

Related-party Lease
      The Company leases office and manufacturing space in Germany to a wholly owned subsidiary of Thermo Instrument pursuant to an arrangement whereby the subsidiary is charged its share of the occupancy expenses of the facility, based on space utilized. Pursuant to this arrangement, the Company recorded $574,000, $386,000, and $472,000 in 1999, 1998, and 1997, respectively, as a reduction in selling, general, and administrative expenses in the accompanying statement of income.

Other Related-party Transactions
      During 1997, the Company paid commissions totaling $83,000 to Thermo
Sentron Inc., an affiliated company.
      During 1999, 1998, and 1997, the Company purchased products for $178,000,
$180,000, and $267,000, respectively, from ThermoSpectra Corporation, an affiliated company.

7.    Short- and Long-term Obligations

Short-term Obligations
      Short-term obligations and current maturities of long-term obligation in the accompanying balance sheet includes $10,555,000 and $5,592,000 at year-end
1999 and 1998, respectively, of amounts borrowed under lines of credit. The weighted average interest rate for these borrowings at year-end 1999 and 1998 was 5.4% and 4.5%, respectively. The lines of credit include amounts borrowed in connection with the acquisition of Gamma-Metrics Minerals (Note 2). Unused lines of credit with unrelated parties aggregated $2,300,000 at January 1, 2000, which are guaranteed by Thermo Instrument or Thermo Electron.
      In addition, the Company has borrowings under an agreement with a wholly owned subsidiary of Thermo Electron (Note 1).

Long-term Obligation
      In October 1994, a German subsidiary of the Company borrowed 11,500,000
German deutsche marks pursuant to a promissory note, payable in monthly installments of 99,200 German deutsche marks with a final payment in October
2004. The balance outstanding was $4,148,000 at year-end 1998, of which $711,000 was included in short-term obligations and current maturities of long-term obligations. The loan was repaid during 1999. The note bore interest at a variable rate, which was 4.0% at year-end 1998.

8.    Commitments

      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $1,985,000, $881,000, and $882,000 in 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at January 1, 2000, are $1,608,000 in 2000, $1,560,000 in 2001, $1,322,000 in 2002, $890,000 in 2003, $902,000 in 2004, and
$2,665,000 in 2005 and thereafter. Total future minimum lease payments are $8,947,000.
      Outstanding letters of credit, principally related to performance bond obligations, totaled $6,961,000 at January 1, 2000.


9.    Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, advance to affiliate, accounts receivable, short-term obligations and current maturities of long-term obligation, accounts payable, due to parent company and affiliated companies, long-term obligation, and forward foreign exchange contracts. The carrying amounts of the Company's remaining financial instruments, with the exception of long-term obligation and forward foreign exchange contracts, approximate fair value due to their short-term nature. The
Company's long-term obligation bore interest at a variable market rate, therefore the carrying amount approximated fair value (Note 7).
      The Company had forward foreign exchange contracts of $1,050,000 at year-end 1998. The Company had no open forward foreign exchange contracts at year-end 1999. The fair value of such contracts is the estimated amount that the Company would receive upon termination of the contract, taking into account the change in foreign exchange rates. The fair value of the Company's forward foreign exchange contracts receivable was approximately nil at year-end 1998.

10.   Business Segments, Geographical Information, and Concentration of Risk

      The Company organizes and manages its business by individual functional operating entity. The Company operates in two segments: Finished Materials and Raw Materials. In classifying operational entities into a particular segment the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      The Finished Materials segment manufactures advanced systems that measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials such as metal strip, rubber, and plastic foils. The Raw Materials segment manufactures process-optimization systems that provide real-time, nondestructive analysis of the composition of raw materials;
including coal, cement, and minerals; during production.


10.   Business Segments, Geographical Information, and Concentration of Risk (continued)

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Business Segment Information

Revenues:
 Finished Materials                                                         $  53,634  $  42,153  $ 28,663
 Raw Materials                                                                 18,373     27,876    28,051
                                                                            ---------  ---------  --------

                                                                            $  72,007  $  70,029  $ 56,714
                                                                            =========  =========  ========

Income Before Provision for Income Taxes:
 Finished Materials                                                         $   7,636  $   4,488  $  4,001
 Raw Materials (a)                                                             (1,293)     5,431     5,714
 Corporate (b)                                                                 (1,277)    (1,074)   (1,111)
                                                                            ---------  ---------  --------

 Total operating income                                                         5,066      8,845     8,604
 Interest income, net                                                             312      1,448     1,175
                                                                            ---------  ---------  --------

                                                                            $   5,378  $  10,293  $  9,779
                                                                            =========  =========  ========

Total Assets:
 Finished Materials                                                         $  59,634  $  67,455  $ 31,859
 Raw Materials                                                                 30,731     23,420    23,389
 Corporate (c)                                                                 20,903     14,569    47,704
                                                                            ---------  ---------  --------

                                                                            $ 111,268  $ 105,444  $102,952
                                                                            =========  =========  ========

Depreciation and Amortization:
 Finished Materials                                                         $   1,611  $   1,275  $    825
 Raw Materials                                                                    960        794       805
                                                                            ---------  ---------  --------

                                                                            $   2,571  $   2,069  $  1,630
                                                                            =========  =========  ========

Capital Expenditures:
 Finished Materials                                                         $     400  $     591  $    417
 Raw Materials                                                                    340        136       257
 Corporate                                                                          3          4         -
                                                                            ---------  ---------  --------

                                                                            $     743  $     731  $    674
                                                                            =========  =========  ========



10.   Business Segments, Geographical Information, and Concentration of Risk (continued)

(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ----------- ---------- ---------

Geographical Information

Revenues (d):
 United States                                                              $40,669     $40,729   $28,051
 Germany                                                                     21,348      19,968    16,934
 England                                                                      9,126       9,938    10,817
 Other                                                                        4,868       1,880     1,885
 Transfers among geographical areas (e)                                      (4,004)     (2,486)     (973)
                                                                            -------     -------   -------

                                                                            $72,007     $70,029   $56,714
                                                                            =======     =======   =======

Long-lived Assets (f):
 United States                                                              $ 1,255     $ 1,783   $   664
 Germany                                                                      8,039       9,763     9,416
 Other                                                                          700         278       293
                                                                            -------     -------   -------

                                                                            $ 9,994     $11,824   $10,373
                                                                            =======     =======   =======

Export Revenues Included in United States Revenues Above (g)                $17,558     $22,987   $18,915
                                                                            =======     =======   =======

(a) Includes reversal of previously recorded restructuring costs of $0.4 million in 1999 and restructuring costs of $0.6 million in 1998.
(b) Primarily general and administrative expenses.
(c) Primarily cash, cash equivalents and, in 1997, available-for-sale investments.
(d) Revenues are attributed to countries based on selling location.
(e) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(f) Includes property, plant, and equipment, net.
(g) In general, export revenues are denominated in U.S. dollars.

Concentration of Risk
      Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers.
However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipments or in the introduction of new products.

11.   Restructuring Costs

      During 1998, the Company recorded pretax restructuring costs of $624,000 related to severance costs for 35 employees, primarily in manufacturing positions, 30 of whom were terminated prior to January 1, 2000. The affected employees are primarily located in the United States at the Company's Raw
Materials segment. The Company expended $92,000 and $100,000 of the established reserve in 1999 and 1998, respectively. During 1999, the Company determined that the remaining 5 employees would not be terminated. Accordingly, the Company reversed the remaining $402,000 of previously established restructuring reserves.


12.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                         1999       1998      1997
------------------------------------------------------------------------- ----------- ---------- ---------

Basic
Net Income                                                                   $ 3,120     $6,343     $5,859
                                                                             -------     ------     ------

Weighted Average Shares                                                        7,456      8,195      7,143
                                                                             -------     ------     ------

Basic Earnings per Share                                                     $   .42     $  .77     $  .82
                                                                             =======     ======     ======

Diluted
Net Income                                                                   $ 3,120     $6,343     $5,859
                                                                             -------     ------     ------

Weighted Average Shares                                                        7,456      8,195      7,143
Effect of Stock Options                                                            -          9          4
                                                                             -------     ------     ------

Weighted Average Shares, as Adjusted                                           7,456      8,204      7,147
                                                                             -------     ------     ------

Diluted Earnings per Share                                                   $   .42     $  .77     $  .82
                                                                             =======     ======     ======

      Options to purchase 390,000, 174,000, and 74,000 shares of common stock were not included in the computation of diluted earnings per share for 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock.

13.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                               First  Second (a)  Third (b)    Fourth
-------------------------------------------------------------- ---------- ----------- ---------- ---------

Revenues                                                         $18,947    $ 15,148    $18,071    $19,841
Gross Profit                                                       8,149       6,006      6,866      7,730
Net Income                                                         1,294         567        587        672
Basic and Diluted Earnings per Share                                 .17         .08        .08        .09

1998                                                               First      Second  Third (c)  Fourth (d)
-------------------------------------------------------------- ---------- ----------- ---------- ---------

Revenues                                                         $14,712    $ 14,384    $20,345    $20,588
Gross Profit                                                       6,538       6,656      7,939      8,359
Net Income                                                         1,414       2,035      1,251      1,643
Basic and Diluted Earnings per Share                                 .17         .25        .15        .21

(a) Reflects the reversal of $0.4 million of restructuring costs.
(b) Reflects the July 1999 acquisition of Gamma-Metrics Minerals.
(c) Reflects the July 1998 acquisition of Radiometrie U.S. and restructuring costs of $0.6 million.
(d) Reflects the October 1998 acquisition of MF Physics.


14.   Subsequent Event

      On January 31, 2000, the Company announced that Thermo Instrument intends to make a cash tender offer for any and all of the outstanding shares of the Company's common stock at $9.00 per share. This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business. As of January 31, 2000, Thermo Instrument owns approximately 70% of the outstanding shares of the Company's common stock and Thermo Electron owns approximately 8% of the outstanding shares of the Company's common stock. Thermo Instrument will condition the tender offer on receiving acceptances from holders of enough shares so that, when combined with Thermo
Electron's ownership, its share ownership reaches at least 90%. If Thermo
Instrument and Thermo Electron achieve this 90-percent-ownership threshold, the remaining outstanding shares of the Company's common stock would be acquired through a "short-form" merger in Delaware. Shareholders who do not tender shares to Thermo Instrument during the tender offer would also receive $9.00 per share in cash for their stock in the short-term merger. The tender offer and proposed subsequent short-form merger require a review by the Securities and Exchange
Commission of necessary filings; a short-form merger would not require the Company's board or shareholder approval. Thermo Instrument plans to conduct the tender offer during the second quarter of 2000. If the tender offer is successful, the spin-in of the Company would be completed in the second quarter of 2000.


Metrika Systems Corporation                                                      1999 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of Metrika Systems Corporation:

      We have audited the accompanying consolidated balance sheet of Metrika
Systems Corporation (a Delaware corporation and 70%-owned subsidiary of Thermo
Instrument Systems Inc.) and subsidiaries as of January 1, 2000, and January 2,
1999, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metrika
Systems Corporation and subsidiaries as of January 1, 2000, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                              Arthur Andersen LLP



Boston, Massachusetts
February 15, 2000



Metrika Systems Corporation                                                      1999 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

      Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's
Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks,"
"estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's
Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

Overview

      The Company develops, manufactures, and markets on-line process-optimization systems that employ proprietary ultrahigh-speed scientific measurement technologies. The Company operates in two segments: On-line Finished
Materials Quality Control (Finished Materials) and On-line Raw Materials
Analysis (Raw Materials). The Company's Finished Materials segment includes the manufacture of advanced systems that measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. The Company's Raw Materials segment includes a business that pioneered the development of process-optimization systems which provide real-time, nondestructive analysis of the composition of raw materials; including coal, cement, and minerals; during production. Customers use all of these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste.
      The Raw Materials segment has been adversely affected by a downturn in the minerals industry due to a reduction in prices for commodities, which has resulted in lower capital spending. There can be no assurance as to the timing of a recovery in this industry.
      The Company supplements its internal growth with strategic acquisitions of complementary businesses. In July 1998, the Company acquired the stock of Honeywell-Measurex Data Measurement Corporation, a wholly owned subsidiary of Honeywell-Measurex Corporation. This business, renamed Radiometrie Corporation
(Radiometrie U.S.), is included in the Finished Materials segment and manufactures computerized, noncontact thickness, coating, and other measurement systems for the flat metal processing industry. In October 1998, the Company acquired MF Physics Corporation. MF Physics manufactures neutron generators and neutron-activation analysis systems. In July 1999, the Company acquired the assets of the Instrumentation division of Amdel Limited. This business has been renamed Gamma-Metrics Minerals Pty Ltd. (Gamma-Metrics Minerals). Gamma-Metrics
Minerals is a provider of on-line process instruments for the minerals industry
(Note 2). MF Physics and Gamma-Metrics Minerals are included in the Raw
Materials segment.
      A significant portion of the Company's sales are of large systems, the timing of which can lead to variability in the Company's quarterly revenues and income. In addition, in 1999, approximately 46% of the Company's revenues originated outside the U.S. and approximately 24% were exports from the U.S.
Sales originating outside the U.S. represent revenues of the Company's Finished
Materials segment, the operations of which are located in Germany, the United
Kingdom, Australia, and France. These business units principally sell in their local currencies.
      Exports from the Company's U.S. operations are denominated in U.S.
dollars. The Company generally seeks to charge its customers in the same currency as its operating costs. However, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.
Since the operations of the Finished Materials segment are conducted primarily in Europe, the Company's operating results could be adversely affected by capital spending and economic conditions in Europe. The Company's strategy is to expand its Finished Materials segment in geographic areas outside of Europe, with particular emphasis on North America, which in turn may reduce the Company's exposure to European market conditions. Similarly, in the Raw
Materials segment, the Company's strategy is to expand operations globally to reduce exposure to market conditions in any specific region. The Company's acquisitions of Maryland-based Radiometrie U.S. and Australia-based
Gamma-Metrics Minerals reflect this strategy.


Results of Operations

1999 Compared With 1998
      Revenues increased to $72.0 million in 1999 from $70.0 million in 1998.
Revenues in the Finished Materials segment increased $11.5 million to $53.6 million due to the inclusion of $11.7 million of revenues from Radiometrie U.S., acquired July 1998 (Note 2) and, to a lesser extent, higher demand. These increases were offset in part by the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates, which decreased revenues by $1.3 million. Revenues in the Raw Materials segment decreased $9.5 million, primarily due to a reduction in spending by raw material producers, particularly in the cement sector, offset in part by the inclusion of $3.5 million in revenues from acquisitions. While total backlog at year-end 1999 increased slightly to $31.2 million from $30.8 million at year-end 1998, backlog at the Finished Materials segment decreased 36% or $8.5 million during this period, due in part to a reduction in capital spending in the metals industry.
      The gross profit margin decreased to 40% in 1999 from 42% in 1998, principally due to lower revenues relative to the level of fixed costs in the Raw Materials segment. This decrease was offset in part by improved gross margins in the Finished Materials segment due to increased operational efficiencies at Radiometrie U.S. as a result of staff reductions and the consolidation of facilities.
      Selling, general, and administrative expenses as a percentage of revenues increased to 26% in 1999 from 22% in 1998, due to a decline in revenues in the Raw Materials segment. Selling, general, and administrative expenses increased to $18.6 million in 1999 from $15.3 million in 1998, principally as a result of the inclusion of expenses at Radiometrie U.S. for the full period in 1999 and at Gamma-Metrics Minerals since the date of its acquisition in July 1999 (Note 2).
      Research and development expenses increased to $5.5 million in 1999 from $4.8 million in 1998, due primarily to the inclusion of $0.7 million of research and development expenses at Radiometrie U.S. for the full period in 1999 and at Gamma-Metrics Minerals since the date of its acquisition in July 1999, offset in part by cost reduction efforts and the reallocation of resources to the servicing of ongoing contracts.
      During 1999, the Company reversed $0.4 million of previously established restructuring reserves that were not required. During 1998, the Company recorded restructuring costs of $0.6 million related to severance (Note 11).
      Interest income decreased to $0.9 million in 1999 from $1.9 million in 1998, primarily due to a decrease in average invested balances resulting from the use of cash for the July 1998 acquisition of Radiometrie U.S. Interest expense remained relatively unchanged at $0.6 million and $0.4 million in 1999 and 1998, respectively.
      The effective tax rate was 42% and 38% in 1999 and 1998, respectively. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and foreign tax rate and tax law differences. The effective tax rate increased during 1999, primarily due to foreign tax rate and law differences and the higher relative impact of nondeductible amortization of cost in excess of net assets of acquired companies due to a decrease in income before provision for income taxes.

1998 Compared With 1997
      Revenues increased 23% to $70.0 million in 1998 from $56.7 million in 1997. Revenues in the Finished Materials segment increased principally due to the inclusion of $13.7 million in revenues from the acquisition of Radiometrie
U.S. in July 1998. This increase was offset in part by the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates, which decreased revenues by $0.2 million. Revenues in the Raw Materials segment decreased $0.2 million, primarily due to a reduction in spending by raw-material producers and increased competition resulting from the entry of new competitors into the market place, offset in part by the inclusion of $0.4 million in revenues from the acquisition of MF Physics in October 1998.


1998 Compared With 1997 (continued)
      The gross profit margin decreased to 42% in 1998 from 47% in 1997. The gross profit margin in the Raw Materials segment decreased primarily due to reduced revenues and increased competition. The overall decrease in gross profit margin was due, to a lesser extent, to a decrease in the gross profit margin in the Finished Materials segment, principally due to the inclusion of lower-margin revenues from Radiometrie U.S.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 22% in 1998 from 25% in 1997. This decrease was primarily due to reductions in personnel and travel expense in the Raw Materials segment and, to a lesser extent, lower expenses as a percentage of revenues due to the integration of Radiometrie U.S. in the Finished Materials segment.
      Research and development expenses increased to $4.8 million in 1998 from $3.8 million in 1997, primarily due to the inclusion of $1.1 million of research and development expenses at Radiometrie U.S., offset in part by reduced spending due to the completion of the development of new products introduced in 1997.
      During 1998, the Company recorded restructuring costs of $0.6 million related to severance costs (Note 11).
      Interest income decreased to $1.9 million in 1998 from $2.0 million in 1997, primarily due to the use of cash for the July 1998 acquisition of Radiometrie U.S., which was raised through the Company's initial public offering in June 1997 (Note 4). Interest expense decreased to $0.4 million in 1998 from $0.8 million in 1997, primarily due to a decrease in short-term borrowings at foreign divisions.
      The effective tax rate was 38% and 40% in 1998 and 1997, respectively. The effective tax rate decreased in 1998 due to a decrease in other nondeductible expenses. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and foreign tax rate and tax law differences.

Liquidity and Capital Resources

      Consolidated working capital was $28.6 million at January 1, 2000, compared with $35.8 million at January 2, 1999. Included in working capital are cash and cash equivalents of $2.9 million at January 1, 2000, compared with $15.1 million at January 2, 1999. In addition, as of January 1, 2000, the
Company had $19.8 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo
Electron Corporation, which became effective June 1999, amounts invested with Thermo Electron were included in cash and cash equivalents.
      During 1999, $3.7 million of cash was provided by operating activities.
Inventories and unbilled contract costs and fees used $3.1 million of cash as a result of an increase in the volume of percentage-of-completion contracts in process. Cash provided by the Company's operations was also offset in part by $3.6 million of cash used to fund a decrease in current liabilities, primarily due to the timing of payments. A decrease in accounts receivable provided $1.6 million of cash, which resulted from lower revenues in the Raw Materials segment.
      Excluding advance to affiliate activity, the Company's primary investing activities included the acquisition of the assets of Gamma-Metrics Minerals, for $7.7 million in cash (Note 2). The Company's investing activities also included the receipt of a $8.4 million adjustment of the purchase price for Radiometrie
U.S. (Note 2). The Company used $0.7 million of cash for purchases of property, plant, and equipment. The Company plans to make capital expenditures of approximately $1.2 million during 2000.
      The Company's financing activities provided $3.9 million of cash during 1999. A net increase in short-term obligations provided $9.6 million of cash, primarily as a result of borrowings under lines of credit that were established in conjunction with the acquisition of Gamma-Metrics Minerals. During 1999, the Company used $2.7 million of cash to purchase Company common stock pursuant to an authorization by the Company's Board of Directors. In November 1999, the Company's Board of Directors authorized the repurchase of up to an additional
$5.0 million of its own securities through November 1, 2000, in the open market or through negotiated transactions. The Company does not expect to expend any additional amounts on purchases of its common stock as a result of Thermo
Instrument's plan to purchase the public shares of the Company (Note 14). In addition, the Company used $3.0 million of cash for the repayment of a long-term obligation.



Liquidity and Capital Resources (continued)

      Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for the acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds and/or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to this risk through its regular operating and financing activities. Additionally, the Company uses short-term forward contracts to manage certain exposures to foreign currencies.
The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The Company does not engage in extensive foreign currency hedging activities. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The Company's forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars and German deutsche marks. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements. The Company had no open forward foreign exchange contracts at year-end 1999.

Foreign Currency Exchange Rates
      Forward foreign exchange contracts are sensitive to changes in foreign currency exchange rates. The fair value of forward foreign exchange contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign exchange rates. A 10% depreciation in year-end 1998 foreign currency exchange rates related to the Company's contracts would have resulted in a decrease in the unrealized gain on forward foreign exchange contracts of $0.1 million. Since the Company uses forward foreign exchange contracts as hedges of firm purchase and sale commitments, the unrealized gain or loss on forward foreign currency exchange contracts resulting from changes in foreign currency exchange rates would be offset by a corresponding change in the fair value of the hedged item.
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pound sterling, German deutsche marks, Dutch guilders, Australian dollars, and French francs.
The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in year-end 1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a $1.5 million and $1.3 million, respectively, reduction of shareholders' investment.


Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives, which included: (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, where necessary, for the Company's current products and certain discontinued products;
(iii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iv) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems and critical non-information technology systems are year 2000 compliant. The Company believes that all of the material products that it currently manufactures and sells are year 2000 compliant or are not date sensitive. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.


Metrika Systems Corporation                                                      1999 Financial Statements

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Dependence on Capital Spending Policies. The Company's customers include coal-burning utilities, coal mines, cement manufacturers, and manufacturers of web-type materials such as metal strip, rubber, and plastic foils. The capital spending policies of these companies can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of process control equipment or techniques, and policies regarding capital expenditures during recessions. For example, the Company's Raw Materials segment has been adversely affected by a downturn in the minerals industry due to a reduction in prices for commodities, which has resulted in lower capital spending. Such decreases in capital spending could continue to have a material adverse effect on the Company's business and results of operations. Further, the Company's growth is dependent in part on construction and upgrade of manufacturing plants in the basic-materials industries. A recession in one or more markets could cause a slowdown or reduction in capital spending and in new-plant construction.

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

      International Operations and International Sales. In 1999, 1998, and 1997, sales originating outside the U.S. accounted for 46%, 43%, and 51%, respectively, of the Company's total revenues. In addition, in 1999, 1998, and 1997, U.S. export sales accounted for 24%, 33%, and 33%, respectively, of the Company's total revenues. The Company anticipates that sales outside the U.S.
and U.S. export sales will continue to account for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system;
foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; the protection of intellectual property in foreign countries may be more difficult to enforce; and fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency. In 1999, effects of currency translation, primarily due to a stronger
U.S. dollar, decreased revenues by $1.3 million. Further, a significant portion of the Company's business is conducted in foreign countries, particularly
Germany. Foreign operations are also subject to certain risks such as general economic conditions in the countries in which the Company operates, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and overlap of different tax structures. Tax rates in certain foreign countries exceed that of the U.S. and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls, or other restrictions. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

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

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.


Metrika Systems Corporation                                                      1999 Financial Statements

                         Selected Financial Information

(In thousands except per share amounts)              1999 (a)   1998 (b)    1997 (c)   1996 (d)     1995
--------------------------------------------------- ---------- ---------- ----------- ---------- ---------

Statement of Income Data
Revenues                                             $ 72,007   $ 70,029   $  56,714   $ 52,047   $ 46,032
Income Before Provision for Income Taxes                5,378     10,293       9,779      6,406      4,920
Net Income                                              3,120      6,343       5,859      3,845      2,852
Basic and Diluted Earnings per Share                      .42        .77         .82        .76        .57

Balance Sheet Data
Working Capital                                      $ 28,568   $ 35,818   $  47,975   $  8,705   $ (8,070)
Total Assets                                          111,268    105,444     102,952     66,766     53,974
Long-term Obligation                                        -      3,437       3,858      5,223      6,470
Shareholders' Investment                               65,703     66,385      63,805     24,861      9,382

(a) Reflects the July 1999 acquisition of Gamma-Metrics Minerals and the reversal of $0.4 million of previously recorded restructuring costs.
(b) Reflects the July 1998 acquisition of Radiometrie U.S., the October 1998 acquisition of MF Physics, and restructuring costs of $0.6 million.
(c) Reflects the December 31, 1996, acquisition of Autometrics, and the June
    1997 initial public offering of Company common stock.
(d) Reflects the December 1996 private placement of Company common stock.


Metrika Systems Corporation                                                      1999 Financial Statements


Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol MKA. The following table sets forth the high and low sale prices of the Company's common stock for 1998 and 1999, as reported in the consolidated transaction reporting system.

                                                                           1999                  1998
                                                                  -----------------     ------------------
Quarter                                                             High        Low        High       Low
-------------------------------------------------------------- ---------- ---------- ----------- ---------

First                                                              $ 8 7/8     $ 7 3/4      $16 1/4 $12 7/8
Second                                                               9 3/4       7           18      15 3/16
Third                                                                9           5 3/4       17       8 1/2
Fourth                                                               6 3/8       5 1/16       9 3/8   8

      As of January 28, 2000, the Company had 33 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 28, 2000, was $9 5/8 per share.

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